UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1−SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A
OF THE SECURITIES ACT OF 1933

For the six-month period ended June 30, 2022

Otis Collection LLC
(Exact name of issuer as specified in its charter)

Delaware	84-3316802
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 Harrison Street, 5th Floor, New York, NY 10013
(Full mailing address of principal executive offices)

201-479-4408
(Issuer’s telephone number, including area code)

Series Collection Drop 001, Series Collection Drop 002, Series Collection Drop 003, Series Collection Drop 004, Series Collection Drop 005, Series Collection Drop 006, Series Collection Drop 007, Series Collection Drop 008, Series Collection Drop 009, Series Collection Drop 010, Series Collection Drop 012, Series Collection Drop 013, Series Collection Drop 014, Series Collection Drop 018

(Title of each class of securities issued pursuant to Regulation A)

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
The information contained in this report includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, our manager, each series of our company and the Otis Platform; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express our manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither we nor our manager can guarantee future performance, or that future developments affecting our company, our manager or the Otis Platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.
All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.
ii

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operation should be read in conjunction with our financial statements and the related notes included in this report. The following discussion contains certain information that has not been audited. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.
Overview
Since its formation in October 2019, Otis Collection LLC, a Delaware series limited liability company (“we,” “us,” “our” or “our company”), has been engaged primarily in acquiring and managing a collection of investment-grade art and collectibles (the “underlying assets”). Otis Wealth, Inc. is the manager of our company (our “manager”) and serves as the asset manager for the underlying assets owned by our company. Our manager is a wholly owned subsidiary of Public Holdings, Inc. (“Public”). We acquired the underlying assets from consignors using cash or from our manager financed through promissory notes issued to our manager, and our manager developed the financial, offering and other materials to offer membership interests (“interests”) in series of our company (each, a “series”) through the mobile app-based investment platform called Otis (the “Otis Platform”). We offered and sold interests in a number of separate individual series, and investors in any series acquired a proportional share of income and liabilities as they pertain to a particular series. The sole asset of any given series at the time of an offering was the underlying asset related to such series (plus any cash reserves for future operating expenses), and the sole liability of any given series at the time of an offering was the promissory note related to the acquisition of such underlying asset if such asset was acquired from our manager. We conducted separate closings with respect to each offering. See the offering statement filed with the Securities and Exchange Commission (the “Commission”) on Form 1-A (as amended and supplemented, the “Offering Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), for additional details regarding our offerings.
Public operates the web- and mobile app-based platform called Public.com (the “Public Platform”) and launched an interface on the Public Platform that enables investors to buy and sell their holdings via the Public Private Execution Network Alternative Trading System (the “PPEX ATS”) operated by North Capital Private Securities Corporation (“North Capital”). As of the date hereof, the PPEX ATS is the sole trading platform approved by our manager for secondary transfers of our interests (for the avoidance of doubt, transfers may occur outside of a trading platform). We will notify interest holders of approval of any additional trading platform(s) by making a filing with the Commission of the type applicable as of the time such change is made and by sending an email message or a message through the Public Platform, or by posting a message on the Public website.
We are considered to be a development-stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have only recently commenced. As such, the reported financial information herein will likely not be indicative of future operating results or operating conditions. Because of our corporate structure, we are in large part reliant on our manager and its employees to grow and support our business. There are a number of key factors that will have large potential impacts on our operating results going forward, including our manager’s and Public’s abilities to:
●
continue to source high quality underlying assets at reasonable prices to securitize on the Otis Platform or Public Platform;
●
market the Otis Platform or Public Platform and the offerings in individual series and attract investors to the Otis Platform or Public Platform;

●
continue to develop the Otis Platform or Public Platform and provide the information and technology infrastructure to support the issuance of interests; and
●
find operating partners to manage the collection of underlying assets at a decreasing marginal cost per asset.
No revenue models have been developed at the company or series level, and we do not expect our company or any series to generate revenue under current operating plans. Gains from sales of underlying assets will be presented as other income in the statements of operations as they do not qualify as operating revenues.
Recent Developments
Acquisitions & Dispositions
On July 23, 2022, Series Collection Drop 010 sold the underlying asset of such series, an Art Blocks non-fungible token by Snowfro titled Chromie Squiggle #524, for $16,574 net of platform fees and artist resale royalties, versus the Series Collection Drop 010 offering amount of $25,300. In connection with the sale, our manager assumed all outstanding but unpaid Series Collection Drop 010 expenses. The sale resulted in a net loss to holders of Series Collection Drop 010 interests. Our manager, as the manager of Series Collection Drop 010, was appointed as liquidator and distributed to holders of Series Collection Drop 010 interests all of the remaining assets (which consist only of cash) of Series Collection Drop 010. After making such distribution, our manager began winding up Series Collection Drop 010 as the series no longer has any assets or liabilities.
On August 18, 2022, Series Collection Drop 007 sold the underlying asset of such series, a first-generation, sealed Apple iPod 5GB M8513LL/A, for $18,000 net of fees, versus the Series Collection Drop 007 offering amount of $20,000. In connection with the sale, our manager assumed all outstanding but unpaid Series Collection Drop 007 expenses. The sale resulted in a net loss to holders of Series Collection Drop 007 interests. Our manager, as the manager of Series Collection Drop 007, was appointed as liquidator and will distribute to holders of Series Collection Drop 007 interests all of the remaining assets (which consist only of cash) of Series Collection Drop 007. After making such distribution, our manager will begin winding up Series Collection Drop 007 as the series will no longer have any assets or liabilities.
Impact of Coronavirus Pandemic
In December 2019, COVID-19 was reported in Wuhan, China. COVID-19 spread to other countries, including the United States, and was declared a pandemic by the World Health Organization. The continuing impact and effects of the COVID-19 pandemic on the operation and financial performance of our company are unknown. However, our company currently does not expect the COVID-19 pandemic to have a material adverse effect on the business or financial results at this time.
Results of Operations
Revenues
As of June 30, 2022 and 2021, neither our company nor any series had recognized any revenue. No revenue models have been developed at the company or series level, and we do not expect our company or any series to generate revenue under current operating plans. Gains from sales of underlying assets will be presented as other income in the statements of operations as they do not qualify as operating revenues.
Operating Expenses

The operating expenses incurred prior to the closing of an offering related to any of the underlying assets were paid by our manager and recognized by our company as capital contributions and will not be reimbursed by the series. Each series became responsible for its own operating expenses, such as storage, insurance or maintenance, beginning on the closing date of the offering for such series’ interests. Sourcing fees, which are treated as operating expenses, were paid to our manager as compensation for sourcing each underlying asset from the gross proceeds of the offering of each series’ interests.
For the six months ended June 30, 2022, on a total consolidated basis, we incurred $36,942 in operating expenses across 15 series, as compared to $26,741 in operating expenses for the six months ended June 30, 2021 across four series. The following table summarizes the operating expenses by category:
Operating Expense	Six-Month Period Ended June 30, 2022	Six-Month Period Ended June 30, 2021
Organizational costs	$33,018	$23,750
Sourcing Fees	1,530	-
Transportation, Storage and Insurance	2,394	2,991
TOTALS	$36,942	$26,741

At the close of the respective offerings for the series, each individual series became responsible for operating expenses. Pre-closing operating expenses are incurred on the books of our company, and post-closing operating expenses incurred by each series with a closed offering are incurred and recorded on the books of the series. Our manager has agreed to pay and not be reimbursed for operating expenses incurred prior to the closing of each offering. The following table summarizes the operating expenses by our company and series for which the respective offerings had closed:
Series	Six-Month Period Ended June 30, 2022	Six-Month Period Ended June 30, 2022
Series Private Drop 001(1)	$1,206	$4,088
Series Collection Drop 001	2,398	7,130
Series Collection Drop 002	2,413	7,155
Series Collection Drop 003	2,472	7,128
Series Collection Drop 004	2,446	-
Series Collection Drop 005	2,519	-
Series Collection Drop 006	2,402	-
Series Collection Drop 007	2,414	-
Series Collection Drop 008	1,880	-
Series Collection Drop 009	2,385	-
Series Collection Drop 010	2,432	-
Series Collection Drop 012	2,485	-
Series Collection Drop 013	2,472	-
Series Collection Drop 014	3,608	-
Series Collection Drop 018	3,410	-
Unallocated(2)	-	1,240
TOTALS	$36,942	$26,741

(1)
Series Private Drop 001 interests were offered in a private placement offering pursuant to Rule 506(c) of Regulation D of the Securities Act.

(2)
Unallocated refers to operating expenses of our company not allocated to a particular series.

Other Income/(Expenses)
For the six months ended June 30, 2022, we incurred other expenses of $119,624, in the form of losses on impairment of ($134,425) and gains on the sale of assets of $14,801, as compared to no other income or expenses for the six months ended June 30, 2021. The following table summarizes other income/(expense) by series:
Series	Six-Month Period Ended June 30, 2022	Six-Month Period Ended June 30, 2021
Series Collection Drop 004	$(4,225)	$-
Series Collection Drop 008	14,801	-
Series Collection Drop 013	(500)	-
Series Collection Drop 014(1)	(129,700)	-
TOTALS	$(119,624)	$-

(1)  We perform a quarterly review to identify whether events or changes in circumstances, principally decreases in the quoted prices in the principal market for similar assets, indicate that it is more likely than not that an underlying asset is impaired. Following such review, Series Collection Drop 014 recorded a significant loss on impairment with respect to sales of comparable assets. There has been no loss in utility with respect to the Series Collection Drop 014 underlying asset, but the lowest price quoted in the principal market indicated that a significant impairment loss had occurred in an amount equal to the difference between the carrying value and that lowest price.

Income Taxes
For the six months ended June 30, 2022, we recorded a $750 provision for income taxes, as compared to no provision for income taxes for the six months ended June 30, 2021. The following table summarizes income taxes by series:
Series	Six-Month Period Ended June 30, 2022	Six-Month Period Ended June 20, 2021
Series Private Drop 001	$(50)	$-
Series Collection Drop 001	(50)	-
Series Collection Drop 002	(50)	-
Series Collection Drop 003	(50)	-
Series Collection Drop 004	(50)	-
Series Collection Drop 005	(50)	-
Series Collection Drop 006	(50)	-
Series Collection Drop 007	(50)	-
Series Collection Drop 008	(50)	-
Series Collection Drop 009	(50)	-
Series Collection Drop 010	(50)	-
Series Collection Drop 012	(50)	-
Series Collection Drop 013	(50)	-
Series Collection Drop 014	(50)	-
Series Collection Drop 018	(50)	-
TOTALS	$(750)	$-

Net Income/(Loss)

As a result of the cumulative effect of the foregoing factors, we generated net losses of $157,316 and $26,741 for the six months ended June 30, 2022 and 2021, respectively. The following table summarizes net income/(loss) by our company and series:
Series	Six-Month Period Ended June 30, 2022	Six-Month Period Ended June 20, 2021
Series Private Drop 001	$(1,256)	$(4,088)
Series Collection Drop 001	(2,448)	(7,130)
Series Collection Drop 002	(2,463)	(7,155)
Series Collection Drop 003	(2,522)	(7,128)
Series Collection Drop 004	(6,721)	-
Series Collection Drop 005	(2,569)	-
Series Collection Drop 006	(2,452)	-
Series Collection Drop 007	(2,464)	-
Series Collection Drop 008	12,871	-
Series Collection Drop 009	(2,435)	-
Series Collection Drop 010	(2,482)	-
Series Collection Drop 012	(2,535)	-
Series Collection Drop 013	(3,022)	-
Series Collection Drop 014	(133,358)	-
Series Collection Drop 018	(3,460)	-
Unallocated(1)	-	(1,240)
TOTALS	$(157,316)	$(26,741)

(1)
Unallocated refers to net losses of our company not allocated to a particular series.
Liquidity and Capital Resources
From inception, our company and each series have financed their business activities through capital contributions to our company and individual series from our manager. Our company and each series expect to continue to have access to capital financing from our manager going forward. However, there is no obligation or assurance that our manager will provide such required capital. Until such time as the series have the capacity to generate cash flows from operations, our manager may cover any deficits through additional capital contributions or the issuance of additional interests in any individual series. In addition, parts of the proceeds of future offerings may be used to create reserves for future operating expenses for individual series at the sole discretion of our manager. There can be no assurance that our manager will continue to fund such expenses. These factors raise substantial doubt about our company’s ability to continue as a going concern for the twelve months following the date of this report.
Cash and Cash Equivalent Balances
As of June 30, 2022 and December 31, 2021, our company itself had no cash or cash equivalents on hand. Cash is held at the series level. On a total consolidated basis as of both June 30, 2022 and December 31, 2021, series had $725 on hand. The following table summarizes the cash and cash equivalents by series:
Series	Six-Month Period Ended June 30, 2022	Year Ended December 31, 2021
Series Private Drop 001	$77	$77
Series Collection Drop 001	$40	$40
Series Collection Drop 002	$42	$42
Series Collection Drop 003	$66	$66

Series Collection Drop 004	$50	$50
Series Collection Drop 005	$50	$50
Series Collection Drop 006	$50	$50
Series Collection Drop 007	$50	$50
Series Collection Drop 008	$-	$50
Series Collection Drop 009	$50	$50
Series Collection Drop 010	$50	$50
Series Collection Drop 012	$50	$50
Series Collection Drop 013	$50	$50
Series Collection Drop 014	$50	$50
Series Collection Drop 018	$50	$-
TOTALS	$725	$725

Series Subscriptions
Our company records membership contributions at the effective date. If the subscription is not funded upon issuance, we record a subscription receivable as an asset on the balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date, the subscription receivable is reclassified as a contra account to members’ equity on the balance sheet. Each series has a minimum offering size that once met will result in the eventual successful subscription to and closing of the series offering. Subscriptions receivable consists of membership subscriptions received as of June 30, 2022 and December 31, 2021, as applicable, for which the minimum subscription requirement was met. As of June 30, 2022, there were no subscriptions receivable, as compared to subscriptions receivable of $40,800 with respect to Series Collection Drop 018 as of December 31, 2021.
Promissory Notes
In connection with the acquisition of the underlying assets from our manager, we have issued promissory notes to our manager which were due within 14 business days of the final closing of the related offering (i.e., when the offering is fully funded), provided that we were able to prepay the notes at any time. There were no notes outstanding as of June 30, 2022 or December 31, 2021.
Due to Manager
To fund organizational and startup activities, as well as ongoing operating expenses for each series, such as legal, accounting, audit, storage and insurance expenses, not covered by proceeds from the offering for each such series’ interests, our manager has covered the expenses and costs of our company and each series thus far on a non-interest-bearing extension of revolving credit. Our company will evaluate when is best to repay our manager depending on operations and fundraising ability. In general, each series will repay our manager for funds extended for such expenses from the sale of each underlying asset in the associated series, or from revenue-generating events, if applicable. As of June 30, 2022, our company had $55,767 due to our manager for other (legal and provision for income taxes), accounting and audit, storage and insurance fees associated with and incurred on behalf of the series as detailed in the table below:
Series	Other	Accounting	Storage	Insurance	Total
Series Collection Drop 001	$1,533	$4,548	$123	$68	$6,272
Series Collection Drop 002	1,533	4,548	162	91	6,334
Series Collection Drop 003	1,533	4,623	119	67	6,342
Series Collection Drop 004	1,533	1,949	40	30	3,552
Series Collection Drop 005	1,533	1,834	228	197	3,792
Series Collection Drop 006	1,533	1,794	101	49	3,477
Series Collection Drop 007	1,533	1,794	127	61	3,515
Series Collection Drop 009	1,533	1,794	67	32	3,426

Series Collection Drop 010	1,533	1,794	161	77	3,565
Series Collection Drop 012	1,533	1,754	168	142	3,597
Series Collection Drop 013	1,533	1,754	161	115	3,563
Series Collection Drop 014	1,533	1,754	1,638	1,527	6,452
Series Collection Drop 018	727	840	153	160	1,880
TOTALS	$19,123	$30,780	$3,248	$2,616	$55,767

As of December 31, 2021, our company had $25,156 due to our manager for legal, accounting, storage and insurance fees associated with and incurred on behalf of the series as detailed in the table below:
Series	Legal	Accounting	Storage	Insurance	Total
Series Collection Drop 001	$806	$2,873	$99	$46	$3,824
Series Collection Drop 002	806	2,873	131	61	3,871
Series Collection Drop 003	806	2,873	96	45	3,820
Series Collection Drop 004	806	200	30	20	1,056
Series Collection Drop 005	806	160	143	114	1,223
Series Collection Drop 006	806	120	75	24	1,025
Series Collection Drop 007	806	120	95	30	1,051
Series Collection Drop 008	806	120	53	16	995
Series Collection Drop 009	806	120	50	15	991
Series Collection Drop 010	806	120	120	37	1,083
Series Collection Drop 012	806	80	100	76	1,062
Series Collection Drop 013	806	80	100	55	1,041
Series Collection Drop 014	806	80	1,000	908	2,794
Unallocated	-	1,320	-	-	1,320
TOTALS	$10,478	$11,139	$2,092	$1,447	$25,156

Off-Balance Sheet Arrangements
We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.
Critical Accounting Policies and Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires our manager to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.
Revenue Recognition
Our company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments, effective October 8, 2019 (inception).
We determine revenue recognition through the following steps:

  identification of a contract with a customer;
  identification of the performance obligations in the contract;

  determination of the transaction price;

  allocation of the transaction price to the performance obligations in the contract; and

  recognition of revenue when or as the performance obligations are satisfied.
No revenue models have been developed at the company or series level, and we do not expect our company or any series to generate revenue under current operating plans. Gains from sales of underlying assets will be presented as other income in the statements of operations as they do not qualify as operating revenues. As of June 30, 2022 and 2021, neither our company nor any series had recognized any revenue.
Operating Expenses
After the closing of an offering of interests, each series is responsible for its own operating expenses, including any and all fees, costs and expenses incurred in connection with the management of the underlying assets. Prior to the closing, operating expenses are borne by our manager and not reimbursed by the series. Our manager will bear its own expenses of an ordinary nature. If the operating expenses exceed the amount of revenues generated from an underlying asset and cannot be covered by any operating expense reserves on the balance sheet of such series, our manager may pay such expenses and not seek reimbursement, loan the amount of the operating expenses to the applicable series or cause additional interests in such series to be issued.
Sourcing Fee: Our asset manager will be paid a fee as compensation for sourcing each underlying asset in an amount equal to up to 10% of the gross offering proceeds of each offering; provided that such sourcing fee may be waived by our asset manager.
Brokerage Fee: The broker of record for each offering is expected to receive a brokerage fee equal to 1% of the amount raised from investors through each offering. We comply with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed.
Organizational Costs: In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees and costs of incorporation, are expensed as incurred.
See the annual report filed with the Commission on Form 1-K under the Securities Act for additional information.
Fair Value of Financial Instruments
FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.
The carrying amounts reported in the balance sheets approximate their fair value.
Members’ Equity
Members’ equity for our company and any series consists of capital contributions, equity to artists or third parties, membership contributions and accumulated deficit.
Capital contributions are made by our manager to cover operating expenses for which our manager has elected not to be reimbursed.
With respect to equity issued to artists or third parties, in certain instances, interests in a particular series are issued as part of the total purchase consideration for and/or in connection with the acquisition of the underlying asset of such series (for example, interests issued to an asset seller or consignor as partial consideration for an underlying asset), in each case as described in the Offering Statement.
Membership contributions are made to a series from a successful closing of the offering of such series’ interests and are calculated as the value of interests sold in such offering net of brokerage fee (paid from the proceeds of the successfully such offering). Membership contributions may be made by both third parties and our manager.
Earnings (Loss) / Income per Membership Interest
Upon completion of an offering, each series intends to comply with accounting and disclosure requirement of ASC Topic 260, Earnings per Share. For each series, earnings (loss) / income per interest will be computed by dividing net (loss) / income for a particular series by the weighted average number of outstanding interests in that particular series during the year.
Recently Issued Accounting Pronouncements
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. Our company is continuing to evaluate the impact of this new standard on our financial reporting and disclosures.
We do not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

ITEM 2.  OTHER INFORMATION
We have no information to disclose that was required to be in a report on Form 1-U during the six-month period ended June 30, 2022, but was not reported.

ITEM 3.  FINANCIAL STATEMENTS

OTIS COLLECTION LLC
CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2022 (UNAUDITED)

	Series Private Drop 001	Series Collection Drop 001	Series Collection Drop 002	Series Collection Drop 003
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$77	$40	$42	$66
Prepayments to Manager	16,131	-	-	-
TOTAL CURRENT ASSETS	16,208	40	42	66

OTHER ASSETS
Art and Other Collectible Assets	475,000	14,000	18,400	13,500
TOTAL OTHER ASSETS	475,000	14,000	18,400	13,500

TOTAL ASSETS	$491,208	$14,040	$18,442	$13,566

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Due to Manager	$-	$6,272	$6,334	$6,342
TOTAL OTHER CURRENT LIABILITIES	-	6,272	6,334	6,342
TOTAL CURRENT LIABILITIES	-	6,272	6,334	6,342

MEMBERS’ EQUITY
Capital Contributions	-	5,000	5,000	5,000
Equity Interest to Artist / Third party	-	-	-	-
Membership Contributions, net
Membership Contributions, Third party	500,000	12,725	19,600	12,250
Membership Contributions, Manager	-	275	400	250
Less: Brokerage Fees	-	(227)	(296)	(123)
Total Membership Contributions	500,000	12,773	19,704	12,377
Retained Earnings/(Accumulated Deficit)
Retained Earnings/(Accumulated Deficit)	(8,792)	(10,005)	(12,596)	(10,153)
Distributions	-	-	-	-
Total Retained Earnings/(Accumulated Deficit)	(8,792)	(10,005)	(12,596)	(10,153)
TOTAL MEMBERS’ EQUITY	491,208	7,768	12,108	7,224

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$491,208	$14,040	$18,442	$13,566

See accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2022 (UNAUDITED)

	Series Collection Drop 004	Series Collection Drop 005	Series Collection Drop 006	Series Collection Drop 007
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$50	$50	$50	$50
Prepayments to Manager	-	-	-	-
TOTAL CURRENT ASSETS	50	50	50	50

OTHER ASSETS
Art and Other Collectible Assets	1,874	50,050	15,026	19,033
TOTAL OTHER ASSETS	1,874	50,050	15,026	19,033

TOTAL ASSETS	$1,924	$50,100	$15,076	$19,083

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Due to Manager	$3,552	$3,792	$3,477	$3,515
TOTAL OTHER CURRENT LIABILITIES	3,552	3,792	3,477	3,515
TOTAL CURRENT LIABILITIES	3,552	3,792	3,477	3,515

MEMBERS’ EQUITY
Capital Contributions	-	-	-	-
Equity Interest to Artist / Third party	-	21,000	-	-
Membership Contributions, net
Membership Contributions, Third party	6,390	30,499	15,799	19,999
Membership Contributions, Manager	10	1	1	1
Less: Brokerage Fees	(64)	(305)	(158)	(200)
Total Membership Contributions	6,336	30,195	15,642	19,800
Retained Earnings/(Accumulated Deficit)
Retained Earnings/(Accumulated Deficit)	(7,964)	(4,887)	(4,043)	(4,232)
Distributions	-	-	-	-
Total Retained Earnings/(Accumulated Deficit)	(7,964)	(4,887)	(4,043)	(4,232)
TOTAL MEMBERS’ EQUITY	(1,628)	46,308	11,599	15,568

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$1,924	$50,100	$15,076	$19,083

See accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2022 (UNAUDITED)

	Series Collection Drop 008	Series Collection Drop 009	Series Collection Drop 010	Series Collection Drop 012
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$-	$50	$50	$50
Prepayments to Manager	-	-	-	-
TOTAL CURRENT ASSETS	-	50	50	50

OTHER ASSETS
Art and Other Collectible Assets	-	10,018	24,042	40,056
TOTAL OTHER ASSETS	-	10,018	24,042	40,056

TOTAL ASSETS	$-	$10,068	$24,092	$40,106

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Due to Manager	$-	$3,426	$3,565	$3,597
TOTAL OTHER CURRENT LIABILITIES	-	3,426	3,565	3,597
TOTAL CURRENT LIABILITIES	-	3,426	3,565	3,597

MEMBERS’ EQUITY
Capital Contributions	2,925	-	-	-
Equity Interest to Artist / Third party	-	-	-	8,000
Membership Contributions, net
Membership Contributions, Third party	11,199	10,499	25,299	33,699
Membership Contributions, Manager	1	1	1	1
Less: Brokerage Fees	(112)	(105)	(253)	(337)
Total Membership Contributions	11,088	10,395	25,047	33,363
Retained Earnings/(Accumulated Deficit)
Retained Earnings/(Accumulated Deficit)	11,457	(3,753)	(4,520)	(4,854)
Distributions	(25,470)	-	-	-
Total Retained Earnings/(Accumulated Deficit)	(14,013)	(3,753)	(4,520)	(4,854)
TOTAL MEMBERS’ EQUITY	-	6,642	20,527	36,509

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$-	$10,068	$24,092	$40,106

See accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2022 (UNAUDITED)

	Series Collection Drop 013	Series Collection Drop 014	Series Collection Drop 018	Unallocated
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$50	$50	$50	$-
Prepayments to Manager	-	-	-	-
TOTAL CURRENT ASSETS	50	50	50	-

OTHER ASSETS
Art and Other Collectible Assets	11,129	184,330	97,400	-
TOTAL OTHER ASSETS	11,129	184,330	97,400	-

TOTAL ASSETS	$11,179	$184,380	$97,450	$-

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Due to Manager	$3,563	$6,452	$1,880	$-
TOTAL OTHER CURRENT LIABILITIES	3,563	6,452	1,880	-
TOTAL CURRENT LIABILITIES	3,563	6,452	1,880	-

MEMBERS’ EQUITY
Capital Contributions	-	-	-	1,320
Equity Interest to Artist / Third party	-	187,500	58,440	-
Membership Contributions, net
Membership Contributions, Third party	38,099	197,399	40,789	-
Membership Contributions, Manager	1	1	211	-
Less: Brokerage Fees	(381)	(1,974)	(410)	-
Total Membership Contributions	37,719	195,426	40,590	-
Retained Earnings/(Accumulated Deficit)
Retained Earnings/(Accumulated Deficit)	(30,103)	(204,998)	(3,460)	(1,320)
Distributions	-	-	-	-
Total Retained Earnings/(Accumulated Deficit)	(30,103)	(204,998)	(3,460)	(1,320)
TOTAL MEMBERS’ EQUITY	7,616	177,928	95,570	-

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$11,179	$184,380	$97,450	$-

See accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2022 (UNAUDITED)

Total Consolidated
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$725
Prepayments to Manager	16,131
TOTAL CURRENT ASSETS	16,856

OTHER ASSETS
Art and Other Collectible Assets	973,858
TOTAL OTHER ASSETS	973,858

TOTAL ASSETS	$990,714

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Due to Manager	$55,767
TOTAL OTHER CURRENT LIABILITIES	55,767
TOTAL CURRENT LIABILITIES	55,767

MEMBERS’ EQUITY
Capital Contributions	19,245
Equity Interest to Artist / Third party	274,940
Membership Contributions, net
Membership Contributions, Third party	974,245
Membership Contributions, Manager	1,155
Less: Brokerage Fees	(4,945)
Total Membership Contributions	970,455
Retained Earnings/(Accumulated Deficit)
Retained Earnings/(Accumulated Deficit)	(304,223)
Distributions	(25,470)
Total Retained Earnings/(Accumulated Deficit)	(329,693)
TOTAL MEMBERS’ EQUITY	934,947

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$990,714

See accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2021

	Series Private Drop 001	Series Collection Drop 001	Series Collection Drop 002	Series Collection Drop 003
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$77	$40	$42	$66
Subscriptions Receivable	-	-	-	-
Prepayments to Manager	17,387	-	-	-
TOTAL CURRENT ASSETS	17,464	40	42	66

OTHER ASSETS
Art and Other Collectible Assets	475,000	14,000	18,400	13,500
TOTAL OTHER ASSETS	475,000	14,000	18,400	13,500

TOTAL ASSETS	$492,464	$14,040	$18,442	$13,566

LIABILITIES AND MEMBERS' EQUITY
CURRENT LIABILITIES
Due to Manager	$-	$3,824	$3,871	$3,820
TOTAL OTHER CURRENT LIABILITIES	-	3,824	3,871	3,820
TOTAL CURRENT LIABILITIES	-	3,824	3,871	3,820

MEMBERS’ EQUITY
Capital Contributions	-	5,000	5,000	5,000
Equity Interest to Artist / Third party	-	-	-	-
Membership Contributions, net
Membership Contributions, Third party	500,000	12,725	19,600	12,250
Membership Contributions, Manager	-	275	400	250
Less: Brokerage Fees	-	(227)	(296)	(123)
Total Membership Contributions	500,000	12,773	19,704	12,377
Accumulated Deficit	(7,536)	(7,557)	(10,133)	(7,631)
TOTAL MEMBERS’ EQUITY	492,464	10,216	14,571	9,746

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$492,464	$14,040	$18,442	$13,566

See Independent Auditor’s report and accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2021

	Series Collection Drop 004	Series Collection Drop 005	Series Collection Drop 006	Series Collection Drop 007
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$50	$50	$50	$50
Subscriptions Receivable	-	-	-	-
Prepayments to Manager	-	-	-	-
TOTAL CURRENT ASSETS	50	50	50	50

OTHER ASSETS
Art and Other Collectible Assets	6,099	50,050	15,026	19,033
TOTAL OTHER ASSETS	6,099	50,050	15,026	19,033

TOTAL ASSETS	$6,149	$50,100	$15,076	$19,083

LIABILITIES AND MEMBERS' EQUITY
CURRENT LIABILITIES
Due to Manager	$1,056	$1,223	$1,025	$1,051
TOTAL OTHER CURRENT LIABILITIES	1,056	1,223	1,025	1,051
TOTAL CURRENT LIABILITIES	1,056	1,223	1,025	1,051

MEMBERS’ EQUITY
Capital Contributions	-	-	-	-
Equity Interest to Artist / Third party	-	21,000	-	-
Membership Contributions, net
Membership Contributions, Third party	6,390	30,499	15,799	19,999
Membership Contributions, Manager	10	1	1	1
Less: Brokerage Fees	(64)	(305)	(158)	(200)
Total Membership Contributions	6,336	30,195	15,642	19,800
Accumulated Deficit	(1,243)	(2,318)	(1,591)	(1,768)
TOTAL MEMBERS’ EQUITY	5,093	48,877	14,051	18,032

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$6,149	$50,100	$15,076	$19,083

See Independent Auditor’s report and accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2021

	Series Collection Drop 008	Series Collection Drop 009	Series Collection Drop 010	Series Collection Drop 012
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$50	$50	$50	$50
Subscriptions Receivable	-	-	-	-
Prepayments to Manager	-	-	-	-
TOTAL CURRENT ASSETS	50	50	50	50

OTHER ASSETS
Art and Other Collectible Assets	10,619	10,018	24,042	40,056
TOTAL OTHER ASSETS	10,619	10,018	24,042	40,056

TOTAL ASSETS	$10,669	$10,068	$24,092	$40,106

LIABILITIES AND MEMBERS' EQUITY
CURRENT LIABILITIES
Due to Manager	$995	$991	$1,083	$1,062
TOTAL OTHER CURRENT LIABILITIES	995	991	1,083	1,062
TOTAL CURRENT LIABILITIES	995	991	1,083	1,062

MEMBERS’ EQUITY
Capital Contributions	-	-	-	-
Equity Interest to Artist / Third party	-	-	-	8,000
Membership Contributions, net
Membership Contributions, Third party	11,199	10,499	25,299	33,699
Membership Contributions, Manager	1	1	1	1
Less: Brokerage Fees	(112)	(105)	(253)	(337)
Total Membership Contributions	11,088	10,395	25,047	33,363
Accumulated Deficit	(1,414)	(1,318)	(2,038)	(2,319)
TOTAL MEMBERS’ EQUITY	9,674	9,077	23,009	39,044

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$10,669	$10,068	$24,092	$40,106

See Independent Auditor’s report and accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2021

	Series Collection Drop 013	Series Collection Drop 014	Series Collection Drop 018	Unallocated
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$50	$50	$-	$-
Subscriptions Receivable	-	-	40,800	-
Prepayments to Manager	-	-	-	-
TOTAL CURRENT ASSETS	50	50	40,800	-

OTHER ASSETS
Art and Other Collectible Assets	11,629	314,030	-	-
TOTAL OTHER ASSETS	11,629	314,030	-	-

TOTAL ASSETS	$11,679	$314,080	$40,800	$-

LIABILITIES AND MEMBERS' EQUITY
CURRENT LIABILITIES
Due to Manager	$1,041	$2,794	$-	$1,320
TOTAL OTHER CURRENT LIABILITIES	1,041	2,794	-	1,320
TOTAL CURRENT LIABILITIES	1,041	2,794	-	1,320

MEMBERS’ EQUITY
Capital Contributions	-	-	-	-
Equity Interest to Artist / Third party	-	187,500	-	-
Membership Contributions, net
Membership Contributions, Third party	38,099	197,399	40,800	-
Membership Contributions, Manager	1	1	-	-
Less: Brokerage Fees	(381)	(1,974)	-	-
Total Membership Contributions	37,719	195,426	40,800	-
Accumulated Deficit	(27,081)	(71,640)	-	(1,320)
TOTAL MEMBERS’ EQUITY	10,638	311,286	40,800	(1,320)

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$11,679	$314,080	$40,800	$-

See Independent Auditor’s report and accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2021

Total Consolidated
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$725
Subscriptions Receivable	40,800
Prepayments to Manager	17,387
TOTAL CURRENT ASSETS	58,912

OTHER ASSETS
Art and Other Collectible Assets	1,021,502
TOTAL OTHER ASSETS	1,021,502

TOTAL ASSETS	$1,080,414

LIABILITIES AND MEMBERS' EQUITY
CURRENT LIABILITIES
Due to Manager	$25,156
TOTAL OTHER CURRENT LIABILITIES	25,156
TOTAL CURRENT LIABILITIES	25,156

MEMBERS’ EQUITY
Capital Contributions	15,000
Equity Interest to Artist / Third party	216,500
Membership Contributions, net
Membership Contributions, Third party	974,256
Membership Contributions, Manager	944
Less: Brokerage Fees	(4,535)
Total Membership Contributions	970,665
Accumulated Deficit	(146,907)
TOTAL MEMBERS’ EQUITY	1,055,258

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$1,080,414

See Independent Auditor’s report and accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED)

	Series Private Drop 001	Series Collection Drop 001	Series Collection Drop 002	Series Collection Drop 003
Operating Expense
Organizational Costs	$1,206	$2,352	$2,352	$2,427
Sourcing Fees	-	-	-	-
Transportation, Storage and Insurance	-	46	61	45
Total Operating Expenses	1,206	2,398	2,413	2,472
Loss from Operations	(1,206)	(2,398)	(2,413)	(2,472)

Other Income/(Expenses)
Gain on Sale of Asset	-	-	-	-
(Loss) on Impairment	-	-	-	-
Total Other Income/(Expenses)	-	-	-	-

Income/(Loss) Before Income Taxes	(1,206)	(2,398)	(2,413)	(2,472)
Provision for Income Taxes	50	50	50	50
Net Income/(Loss)	$(1,256)	$(2,448)	$(2,463)	$(2,522)

Basic and Diluted Loss per Membership Interest	$(0.13)	$(4.71)	$(3.08)	$(5.04)
Weighted Average Membership Interests	10,000	520	800	500

See accompanying notes, which are an integral part of these consolidated financial statements. In the opinion of management, all adjustments necessary in order to make the interim consolidated financial statements not misleading have been included.

OTIS COLLECTION LLC
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED)

	Series Collection Drop 004	Series Collection Drop 005	Series Collection Drop 006	Series Collection Drop 007
Operating Expense
Organizational Costs	$2,426	$2,351	$2,351	$2,351
Sourcing Fees	-	-	-	-
Transportation, Storage and Insurance	20	168	51	63
Total Operating Expenses	2,446	2,519	2,402	2,414
Loss from Operations	(2,446)	(2,519)	(2,402)	(2,414)

Other Income/(Expenses)
Gain on Sale of Asset	-	-	-	-
(Loss) on Impairment	(4,225)	-	-	-
Total Other Income/(Expenses)	(4,225)	-	-	-

Income/(Loss) Before Income Taxes	(6,671)	(2,519)	(2,402)	(2,414)
Provision for Income Taxes	50	50	50	50
Net Income/(Loss)	$(6,721)	$(2,569)	$(2,452)	$(2,464)

Basic and Diluted Loss per Membership Interest	$(10.50)	$(0.05)	$(0.16)	$(0.12)
Weighted Average Membership Interests	640	51,500	15,800	20,000
See accompanying notes, which are an integral part of these consolidated financial statements. In the opinion of management, all adjustments necessary in order to make the interim consolidated financial statements not misleading have been included.

OTIS COLLECTION LLC
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED)

	Series Collection Drop 008	Series Collection Drop 009	Series Collection Drop 010	Series Collection Drop 012
Operating Expense
Organizational Costs	$1,880	$2,351	$2,351	$2,351
Sourcing Fees	-	-	-	-
Transportation, Storage and Insurance	-	34	81	134
Total Operating Expenses	1,880	2,385	2,432	2,485
Loss from Operations	(1,880)	(2,385)	(2,432)	(2,485)

Other Income/(Expenses)
Gain on Sale of Asset	14,801	-	-	-
(Loss) on Impairment	-	-	-	-
Total Other Income/(Expenses)	14,801	-	-	-

Income/(Loss) Before Income Taxes	12,921	(2,385)	(2,432)	(2,485)
Provision for Income Taxes	50	50	50	50
Net Income/(Loss)	$12,871	$(2,435)	$(2,482)	$(2,535)

Basic and Diluted Loss per Membership Interest	$1.15	$(0.23)	$(0.10)	$(0.06)
Weighted Average Membership Interests	11,200	10,500	25,300	41,700
See accompanying notes, which are an integral part of these consolidated financial statements. In the opinion of management, all adjustments necessary in order to make the interim consolidated financial statements not misleading have been included.

OTIS COLLECTION LLC
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED)

	Series Collection Drop 013	Series Collection Drop 014	Series Collection Drop 018	Total Consolidated
Operating Expense
Organizational Costs	$2,351	$2,351	$1,567	$33,018
Sourcing Fees	-	-	1,530	1,530
Transportation, Storage and Insurance	121	1,257	313	2,394
Total Operating Expenses	2,472	3,608	3,410	36,942
Loss from Operations	(2,472)	(3,608)	(3,410)	(36,942)

Other Income/(Expenses)
Gain on Sale of Asset	-	-	-	14,801
(Loss) on Impairment	(500)	(129,700)	-	(134,425)
Total Other Income/(Expenses)	(500)	(129,700)	-	(119,624)

Income/(Loss) Before Income Taxes	(2,972)	(133,308)	(3,410)	(156,566)
Provision for Income Taxes	50	50	50	750
Net Income/(Loss)	$(3,022)	$(133,358)	$(3,460)	$(157,316)

Basic and Diluted Loss per Membership Interest	$(0.08)	$(0.35)	$(0.03)	N/A
Weighted Average Membership Interests	38,100	384,900	99,440	N/A
See accompanying notes, which are an integral part of these consolidated financial statements. In the opinion of management, all adjustments necessary in order to make the interim consolidated financial statements not misleading have been included.

OTIS COLLECTION LLC
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED), WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Collection Drop 001 Consol. Info	Series Collection Drop 002 Consol. Info	Series Collection Drop 003 Consol. Info	Series Private Drop 001 Consol. Info
Operating Income
Revenue	$-	$-	$-	$-
Gross Profit	-	-	-	-

Operating Expense
Organizational Costs	7,050	7,050	7,050	1,360
Sourcing Fees	-	-	-	-
Transportation, Storage and Insurance	80	105	78	2,728
Total Operating Expenses	7,130	7,155	7,128	4,088
Net Loss from Operations	(7,130)	(7,155)	(7,128)	(4,088)

Net Income/(Loss)	$(7,130)	$(7,155)	$(7,128)	$(4,088)

Basic and Diluted Income/(Loss) per Membership Interest	$(13.71)	$(8.94)	$(14.26)	$(0.41)
Weighted Average Membership Interests	520	800	500	10,000

See accompanying notes, which are an integral part of these consolidated financial statements. In the opinion of management, all adjustments necessary in order to make the interim consolidated financial statements not misleading have been included.

OTIS COLLECTION LLC
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED), WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Unallocated	Total Consolidated
Operating Income
Revenue	$-	$-
Gross Profit	-	-

Operating Expense
Organizational Costs	1,240	23,750
Sourcing Fees	-	-
Transportation, Storage and Insurance	-	2,991
Total Operating Expenses	1,240	26,741
Net Loss from Operations	(1,240)	(26,741)

Net Income/(Loss)	$(1,240)	$(26,741)

Basic and Diluted Income/(Loss) per Membership Interest	N/A	N/A
Weighted Average Membership Interests	N/A	N/A

See accompanying notes, which are an integral part of these consolidated financial statements. In the opinion of management, all adjustments necessary in order to make the interim consolidated financial statements not misleading have been included.

OTIS COLLECTION LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY/(DEFICIT) FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021 (UNAUDITED)

	Series Private Drop 001	Series Collection Drop 001	Series Collection Drop 002	Series Collection Drop 003
Balance, January 1, 2021	$211,052	$13,514	$17,917	$13,041
Capital Contribution	-	5,000	5,000	5,000
Net Loss	(4,088)	(7,130)	(7,155)	(7,128)
Balance, June 30, 2021	$495,464	$11,384	$15,762	$10,913

Balance, January 1, 2022	$492,464	$10,216	$14,571	$9,746
Membership Contribution	-	-	-	-
Less: Brokerage Fees	-	-	-	-
Equity to Artist / Third Party	-	-	-	-
Capital Contribution	-	-	-	-
Distribution	-	-	-	-
Net Gain / (Loss)	(1,256)	(2,448)	(2,463)	(2,522)
Balance, June 30, 2022	$491,208	$7,768	$12,108	$7,224

	Series Collection Drop 004	Series Collection Drop 005	Series Collection Drop 006	Series Collection Drop 007
Balance, January 1, 2021	$-	$-	$-	$-
Capital Contribution	-	-	-	-
Net Loss	-	-	-	-
Balance, June 30, 2021	$-	$-	$-	$-

Balance, January 1, 2022	$5,093	$48,877	$14,051	$18,032
Membership Contribution	-	-	-	-
Less: Brokerage Fees	-	-	-	-
Equity to Artist / Third Party	-	-	-	-
Capital Contribution	-	-	-	-
Distribution	-	-	-	-
Net Gain / (Loss)	(6,721)	(2,569)	(2,452)	(2,464)
Balance, June 30, 2022	$(1,628)	$46,308	$11,599	$15,568

See accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY/(DEFICIT) FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021 (UNAUDITED)

	Series Collection Drop 008	Series Collection Drop 009	Series Collection Drop 010	Series Collection Drop 012
Balance, January 1, 2021	$-	$-	$-	$-
Capital Contribution	-	-	-	-
Net Loss	-	-	-	-
Balance, June 30, 2021	$-	$-	$-	$-

Balance, January 1, 2022	$9,674	$9,077	$23,009	$39,044
Membership Contribution	-	-	-	-
Less: Brokerage Fees	-	-	-	-
Equity to Artist / Third Party	-	-	-	-
Capital Contribution	2,925	-	-	-
Distribution	(25,470)	-	-	-
Net Gain / (Loss)	12,871	(2,435)	(2,482)	(2,535)
Balance, June 30, 2022	$-	$6,642	$20,527	$36,509

	Series Collection Drop 013	Series Collection Drop 014	Series Collection Drop 018	Unallocated
Balance, January 1, 2021	$-	$-	$-	$-
Capital Contribution	-	-	-	-
Net Loss	-	-	-	(1,240)
Balance, June 30, 2021	$-	$-	$-	$(1,240)

Balance, January 1, 2022	$10,638	$311,286	$40,800	$(1,320)
Membership Contribution	-	-	200	-
Less: Brokerage Fees	-	-	(410)	-
Equity to Artist / Third Party	-	-	58,440	-
Capital Contribution	-	-	-	1,320
Distribution	-	-	-	-
Net Gain / (Loss)	(3,022)	(133,358)	(3,460)	-
Balance, June 30, 2022	$7,616	$177,928	$95,570	$-

See accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY/(DEFICIT) FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021 (UNAUDITED)

Total Consolidated
Balance, January 1, 2021	$255,524
Capital Contribution	15,000
Net Loss	(26,741)
Balance, June 30, 2021	$532,283

Balance, January 1, 2022	$1,055,258
Membership Contribution	200
Less: Brokerage Fees	(410)
Equity to Artist / Third Party	58,440
Capital Contribution	4,245
Distribution	(25,470)
Net Gain / (Loss)	(157,316)
Balance, June 30, 2022	$934,947

See accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED)

	Series Private Drop 001	Series Collection Drop 001	Series Collection Drop 002	Series Collection Drop 003
Cash Flows From Operating Activities:
Net Loss For the Period	$(1,256)	$(2,448)	$(2,463)	$(2,522)
Adjustments to reconcile Net Loss to Net Cash Flows From Operating Activities:
Gain on Sale of Asset	-	-	-	-
Prepayments to Manager	1,256	-	-	-
Impairment Loss	-	-	-	-
Total Adjustments	1,256	-	-	-
Net Cash Flows From Operating Activities	-	(2,448)	(2,463)	(2,522)

Cash Flows From Investing Activities:
Proceeds from Sale of Art and Other Collectibles	-	-	-	-
Net Cash Flows From Investing Activities	-	-	-	-

Cash Flows From Financing Activities:
Repayment of Loans – related party	-	-	-	-
Net Proceeds from/(Repayments to) Manager	-	2,448	2,463	2,522
Capital Contributions	-	-	-	-
Distributions	-	-	-	-
Membership Contributions, net	-	-	-	-
Net Cash Flows From Financing Activities	-	2,448	2,463	2,522

Cash at Beginning of Period	77	40	42	66
Net Increase/(Decrease) In Cash	-	-	-	-
Cash at End of Period	$77	$40	$42	$66

Supplemental Disclosure of Non-Cash Investing and Financing Activities:
Purchase of Art and Other Collectibles by equity committed to artist / third party	$-	$-	$-	$-

See accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED)

	Series Collection Drop 004	Series Collection Drop 005	Series Collection Drop 006	Series Collection Drop 007
Cash Flows From Operating Activities:
Net Loss For the Period	$(6,721)	$(2,569)	$(2,452)	$(2,464)
Adjustments to reconcile Net Loss to Net Cash Flows From Operating Activities:
Gain on Sale of Asset	-	-	-	-
Prepayments to Manager	-	-	-	-
Impairment Loss	(4,225)	-	-	-
Total Adjustments	(4,225)	-	-	-
Net Cash Flows From Operating Activities	(10,946)	(2,569)	(2,452)	(2,464)

Cash Flows From Investing Activities:
Proceeds from Sale of Art and Other Collectibles	-	-	-	-
Net Cash Flows From Investing Activities	-	-	-	-

Cash Flows From Financing Activities:
Repayment of Loans – related party	-	-	-	-
Net Proceeds from/(Repayments to) Manager	2,496	2,569	2,452	2,464
Capital Contributions	-	-	-	-
Distributions	-	-	-	-
Membership Contributions, net	-	-	-	-
Net Cash Flows From Financing Activities	2,496	2,569	2,452	2,464

Cash at Beginning of Period	50	50	50	50
Net Increase/(Decrease) In Cash	(8,450)	-	-	-
Cash at End of Period	$(8,400)	$50	$50	$50

Supplemental Disclosure of Non-Cash Investing and Financing Activities:
Purchase of Art and Other Collectibles by equity committed to artist / third party	$-	$-	$-	$-

See accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED)

		Series Collection Drop 008	Series Collection Drop 009	Series Collection Drop 010	Series Collection Drop 012
Cash Flows From Operating Activities:
Net Loss For the Period		$12,871	$(2,435)	$(2,482)	$(2,535)
Adjustments to reconcile Net Loss to Net Cash Flows From Operating Activities:
Gain on Sale of Asset		(14,801)	-	-	-
Prepayments to Manager		-	-	-	-
Impairment Loss		-	-	-	-
Total Adjustments		(14,801)	-	-	-
Net Cash Flows From Operating Activities		(1,930)	(2,435)	(2,482)	(2,535)

Cash Flows From Investing Activities:
Proceeds from Sale of Art and Other Collectibles		25,420	-	-	-
Net Cash Flows From Investing Activities		-	-	-	-

Cash Flows From Financing Activities:
Repayment of Loans – related party		-	-	-	-
Net Proceeds from/(Repayments to) Manager		(995)	2,435	2,482	2,535
Capital Contributions		2,925	-	-	-
Distributions		(25,470)	-	-	-
Membership Contributions, net		-	-	-	-
Net Cash Flows From Financing Activities		(23,540)	2,435	2,482	2,535

Cash at Beginning of Period		50	50	50	50
Net Increase/(Decrease) In Cash		(50)	-	-	-
Cash at End of Period	$	$-	$50	$50	$50

Supplemental Disclosure of Non-Cash Investing and Financing Activities:
Purchase of Art and Other Collectibles by equity committed to artist / third party		$-	$-	$-	$-

See accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED)

	Series Collection Drop 013	Series Collection Drop 014	Series Collection Drop 018	Total Consolidated
Cash Flows From Operating Activities:
Net Loss For the Period	$(3,022)	$(133,358)	$(3,460)	$(157,316)
Adjustments to reconcile Net Loss to Net Cash Flows From Operating Activities:
Gain on Sale of Asset	-	-	-	(14,801)
Prepayments to Manager	-	-	-	1,256
Impairment Loss	(500)	(129,700)	-	(134,425)
Total Adjustments	(500)	(129,700)	-	(147,970)
Net Cash Flows From Operating Activities	(3,522)	(263,058)	(3,460)	(305,286)

Cash Flows From Investing Activities:
Proceeds from Sale of Art and Other Collectibles	-	-	-	25,420
Net Cash Flows From Investing Activities	-	-	-	25,420

Cash Flows From Financing Activities:
Repayment of Loans – related party	-	-	(38,960)	(38,960)
Net Proceeds from/(Repayments to) Manager	2,522	3,658	1,880	31,931
Capital Contributions	-	-	-	2,925
Distributions	-	-	-	(25,470)
Membership Contributions, net	-	-	40,590	40,590
Net Cash Flows From Financing Activities	2,522	3,658	3,510	11,016

Cash at Beginning of Period	50	50	-	725
Net Increase/(Decrease) In Cash	(1,000)	(259,400)	50	(268,850)
Cash at End of Period	$(950)	$(259,350)	$50	$(268,125)

Supplemental Disclosure of Non-Cash Investing and Financing Activities:
Purchase of Art and Other Collectibles by equity committed to artist / third party	$-	$-	$58,440	$58,440

See accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED), WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Collection Drop 001 Consol. Info	Series Collection Drop 002 Consol. Info	Series Collection Drop 003 Consol. Info	Series Collection Drop 004 Consol. Info
Cash Flows From Operating Activities:
Net Income/(Loss) For the Period	$(7,130)	$(7,155)	$(7,128)	$-
Adjustment to reconcile Net Income/(Loss) to Net Cash used in operations:
Prepaid Expense	-	-	-	-
Total Adjustments	-	-	-	-
Net Cash Used In Operating Activities	(7,130)	(7,155)	(7,128)	-

Cash Flows From Financing Activities:
Repayment of Loans – related party	-	-	-	-
Due to Manager	2,130	2,155	2,128	-
Capital Contributions	5,000	5,000	5,000	-
Membership Contributions	-	-	-	-
Net Cash Flows Provided By Financing Activities	7,130	7,155	7,128	-

Cash Flows From Investing Activities:
Investment Assets	-	-	-	-
Net Cash Flows Provided By Investing Activities	-	-	-	-

Cash at Beginning of Period	39	42	66	-
Net Increase (Decrease) In Cash	-	-	-	-
Cash at End of Period	$39	$42	$66	$-

Supplemental Disclosure of Non-Cash Financing Activities:
Purchase of Art and Other Collectibles by Issuance of Notes Payable – related party	$-	$-	$-	$6,088

Supplemental Disclosure of Cash Flow Information:
Cash Paid for Interest Expense	$-	$-	$-	$-

See accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED), WITH CONSOLIDATING SUPPLEMENTAL INFORMATION

	Series Private Drop 001 Consol. Info	Unallocated	Total Consolidated
Cash Flows From Operating Activities:
Net Income/(Loss) For the Period	$(4,088)	$(1,240)	$(26,741)
Adjustment to reconcile Net Income/(Loss) to Net Cash used in operations:
Prepaid Expense	(20,387)	-	(20,387)
Total Adjustments	(20,387)	-	(20,387)
Net Cash Used In Operating Activities	(24,475)	(1,240)	(47,128)

Cash Flows From Financing Activities:
Repayment of Loans – related party	(310,000)	-	(310,000)
Due to Manager	(525)	1,240	7,128
Capital Contribution	-	-	15,000
Membership Contributions	288,500	-	288,500
Net Cash Flows Provided By/(Used In) Financing Activities	(22,025)	1,240	628

Cash Flows From Investing Activities:
Investment Assets	-	-	-
Net Cash Flows Provided By Investing Activities	-	-	-

Cash at Beginning of Period	46,577	-	46,724
Net Increase (Decrease) In Cash	(46,500)	-	(46,500)
Cash at End of Period	$77	$-	$224

Supplemental Disclosure of Non-Cash Financing Activities:
Purchase of Art and Other Collectibles by Issuance of Notes Payable – related party	$-	$-	$6,088

Supplemental Disclosure of Cash Flow Information:
Cash Paid for Interest Expense	$-	$-	$-

See accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2022 AND 2021
NOTE 1: NATURE OF OPERATIONS
Otis Collection LLC (the “Company”) is a series limited liability company formed on October 8, 2019 pursuant to Section 18-215 of the Delaware Limited Liability Company Act. The Company was formed to engage in the business of acquiring and managing a collection of investment-grade art, collectibles and non-fungible tokens (“NFTs”; such assets or group of assets, the “Underlying Assets”). The Company has created separate series of the Company (each, a “Series”). Each Underlying Asset is owned by a separate Series, and the assets and liabilities of each Series are separate in accordance with Delaware law. Investors acquire membership interests (the “Interests”) in each Series and will be entitled to share in the return of that particular Series but will not be entitled to share in the return of any other Series.
The Company is dependent upon additional capital resources for its planned principal operations and subject to significant risks and uncertainties, including failure to secure funding to continue to operationalize the Company’s plans or failing to profitably operate the business.
Otis Wealth, Inc. is the manager of the Company (the “Manager”) and serves as the asset manager for each Series (the “Asset Manager”) to manage the Underlying Assets related to each Series. The Series acquired the Underlying Assets (a) from the Manager, financed through interest-bearing promissory notes issued to the Manager, or (b) from asset sellers on consignment following the closings of the offerings related to the given Series, and the Manager developed the financial, offering and other materials to offer the Interests through the mobile app-based investment platform called Otis.
The Company has sold Interests in a number of separate individual Series. Investors in any Series acquire a proportional share of income and liabilities as they pertain to a particular Series, and the sole assets and liabilities of any given Series at the time of the closing of an offering related to that particular Series are an Underlying Asset (plus any cash reserves for future operating expenses). All voting rights, except as specified in the Company’s limited liability company agreement, dated October 10, 2019, as amended and restated from time to time (the “Operating Agreement”), or required by law, remain with the Manager (e.g., determining the type and quantity of general maintenance and other expenses required for the appropriate upkeep of each Underlying Asset, determining how to best commercialize the applicable Underlying Assets, evaluating potential sale offers and the liquidation of a Series). The Manager manages the ongoing operations of each Series in accordance with the Operating Agreement.
Operating Agreement
General
In accordance with the Operating Agreement, each Interest holder in a Series grants a power of attorney to the Manager. The Manager has the right to appoint officers of the Company and each Series.
Voting Rights
The Manager has broad authority to take action with respect to the Company and any Series. Interest holders do not have any voting rights as an Interest holder in the Company or a Series except with respect to:
●
the removal of the Manager;
●
the dissolution of the Company upon the for-cause removal of the Managing Member; and
●
an amendment to the Operating Agreement that would:
o
adversely affect the rights of an Interest holder in any material respect;

o
reduce the voting percentage required for any action to be taken by the holders of Interests in the Company under the Operating Agreement;
o
change the situations in which the Company and any Series can be dissolved or terminated;
o
change the term of the Company (other than the circumstances provided in the Operating Agreement); or
o
give any person the right to dissolve the Company.
When entitled to vote on a matter, each Interest holder will be entitled to one vote per Interest held by it on all matters submitted to a vote of the Interest holders of an applicable Series or of the Interest holders of all Series of the Company, as applicable. The removal of the Manager as manager of the Company and all Series must be approved by two thirds of the votes that may be cast by all Interest holders in any Series. All other matters to be voted on by the Interest holders must be approved by a majority of the votes cast by all Interest holders in any Series present in person or represented by proxy.
Distributions Upon Liquidation
Upon the occurrence of a liquidation event relating to the Company as a whole or any Series, the Manager (or a liquidator selected by the Manager) is charged with winding up the affairs of the Series or the Company as a whole, as applicable, and liquidating its assets. Upon the liquidation of a Series or the Company as a whole, as applicable, the Underlying Assets will be liquidated and any after-tax proceeds distributed: (i) first, to any third-party creditors; (ii) second, to any creditors that are the Manager or its affiliates (e.g., payment of any outstanding Operating Expenses Reimbursement Obligation (as hereinafter defined)); and thereafter, (iii) first, 100% to the Interest holders of the relevant Series, allocated pro rata based on the number of Interests held by each Interest holder (which may include the Manager, any of its affiliates and asset sellers and which distribution within a Series will be made consistent with any preferences which exist within such Series) until the Interest holders receive back 100% of their capital contribution and second, (A) 10% to the Manager and (B) 90% to the Interest holders of the relevant Series, allocated pro rata based on the number of Interests held by each Interest holder (which may include the Manager, any of its affiliates and asset sellers and which distribution within a Series will be made consistent with any preferences which exist within such Series).
Free Cash Flow Distributions
The Manager has sole discretion in determining what distributions of free cash flow, if any, are made to holders of Interests of each Series. Free cash flow consists of the net income (as determined under accounting principles generally accepted in the United States of America (“GAAP”)) generated by such Series plus any change in net working capital and depreciation and amortization (and any other non-cash operating expenses) and less any capital expenditures related to the Underlying Asset related to such Series. The Manager may maintain free cash flow funds in a deposit account or an investment account for the benefit of the Series.
Any free cash flow generated by a Series from the utilization of the Underlying Asset related to such Series shall be applied within the Series in the following order of priority:
●
repay any amounts outstanding under Operating Expenses Reimbursement Obligations plus accrued interest;
●
thereafter to create such reserves as the Manager deems necessary, in its sole discretion, to meet future operating expenses; and
●
thereafter by way of distribution to holders of the Interests of such Series (net of corporate income taxes applicable to the Series), which may include asset sellers of the Underlying Asset related to such Series or the Manager or any of its affiliates.

Manager’s Interest
At the closing of each offering, and unless otherwise set forth in the applicable Series designation, the Manager shall acquire a minimum of 2% and up to a maximum of 19.99% of the Interests sold in connection with each offering (of which the Manager may sell all or any portion from time to time following the closing of such offering) for the same price per share offered to all other potential investors, although such minimum and maximum thresholds may be waived or modified by the Manager in its sole discretion.
NOTE 2:  GOING CONCERN
The accompanying consolidated financial statements and Series financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. With the exception of Series Collection Drop 008, which sold the underlying asset of such Series for a gain, neither the Company nor any Series has generated revenues or profits since inception.
Each Series, with the exception of Series Collection Drop 008, incurred net losses for the six-month period ended June 30, 2022, and each Series incurred net losses for the six-month period ended June 30, 2021. On a total consolidated basis, the Company sustained net losses of $157,316 and $26,741 for the six-month periods ended June 30, 2022 and 2021, respectively. On a total consolidated basis, the Company had an accumulated deficit of $329,693 and $146,907 as of June 30, 2022 and December 31, 2021, respectively. The Company has limited liquid assets, with cash of $725 on a total consolidated basis and under $100 for each Series.
The Company’s and each Series’ ability to continue as a going concern for the next twelve months following the date the consolidated financial statements and Series financial statements were available to be issued is dependent upon the ability to obtain additional capital financing from the Manager to cover the Company’s and each Series’ costs and obligations through disposition of the Underlying Asset of such Series and the costs of administering the Company and each Series. No assurance can be given that the Company and each Series will be successful in these efforts.
These factors, among others, raise substantial doubt about the ability of the Company and each Series to continue as a going concern for a reasonable period of time. The consolidated financial statements and Series financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.
NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation and Principles of Consolidation
The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.
The accompanying consolidated financial statements include the accounts of the Company as well as its Series required to be consolidated under GAAP. Separate financial statements are presented for each Series. Significant intercompany accounts and transactions have been eliminated.
Use of Estimates
The preparation of consolidated financial statements and the Series financial statements in conformity with GAAP requires the Manager to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the Series financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents

The Company and each Series consider short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of June 30, 2022 and December 31, 2021, the Company had no cash on hand, respectively. However, Series’ checking accounts hold funds, as presented in the consolidated financials.
Subscriptions Receivable
The Company and each Series record membership contributions at the effective date. If subscriptions are not funded upon issuance, the Company and each Series record a subscription receivable as an asset on the balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under the Financial Accounting Standards Board (“FASB”) ASC 505-10-45-2, the subscription receivables are reclassified as a contra account to members’ equity/(deficit) on the balance sheet. Each Series has a minimum offering size that, once met, will result in the eventual successful subscription to and closing of the Series. Subscriptions Receivable consists of membership subscriptions sold prior to year ended date for which the minimum subscription requirement was met. As of June 30, 2022, the Company had no Subscriptions Receivable. As of December 31, 2021, the Company had $40,800 in Subscriptions Receivable with respect to Series Collection Drop 018.
Art and Other Collectible Assets
The Underlying Assets, including art and other collectible assets (including NFTs), are recorded at cost. The cost of the Underlying Asset includes the purchase price, including any deposits for the Underlying Asset funded by the Manager and acquisition expenses, which include all fees, costs and expenses incurred in connection with the evaluation, discovery, investigation, development and acquisition of the Underlying Asset related to each Series incurred prior to the closing, including brokerage and sales fees and commissions (but excluding the brokerage fee referred to below), appraisal fees, research fees, transfer taxes, third-party industry and due diligence experts, auction house fees and travel and lodging for inspection purposes.
The Company treats the Underlying Assets as long-lived assets, and the Underlying Assets will be subject to an annual test for impairment and will not be depreciated or amortized. These long-lived assets are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.
The Underlying Assets are purchased by the Series (a) from the Manager in exchange for either a non-interest-bearing or an interest-bearing promissory note and (b) from asset sellers on consignment following the closings of the offerings related to the given Series. The Series use the proceeds of the offerings to pay off the notes or consignors, as applicable. Acquisition expenses are typically paid for in advance by the Manager and are reimbursed by the Series from the proceeds of the offering. The Series also distributes the appropriate amounts for the brokerage fee and, if applicable, the sourcing fee, using cash from the offering.
Acquisition expenses related to a particular Series that are incurred prior to the closing of an offering are initially funded by the Manager but will be reimbursed with the proceeds from an offering related to such Series, to the extent described in the applicable offering document.
To the extent that certain expenses are anticipated prior to the closing of an offering but are to be incurred after the closing (e.g., storage fees), additional cash from the proceeds of the offering will be retained on the Series balance sheet as reserves to cover such future anticipated expenses after the closing of the offering. Acquisition expenses are capitalized into the cost of the Underlying Asset. Should a proposed offering prove to be unsuccessful, the Company will not reimburse the Manager, and these expenses will be accounted for as capital contributions, and the acquisition expenses expensed.

As of June 30, 2022 and December 31, 2021, the Company’s total investment in the Underlying Assets across all Series was $973,858 and $1,021,502, respectively, as detailed in the table below (presented below net of impairments of $134,425 as of June 30, 2022 and $85,900 as of December 31, 2021).

Series	Underlying Asset	As of June 30, 2022	As of December 31, 2021
Series Collection Drop 001	Amazing Spider-Man #129	$14,000	$14,000
Series Collection Drop 002	Nike x Off White: The Ten	18,400	18,400
Series Collection Drop 003	Giant Size X-Men #1	13,500	13,500
Series Private Drop 001	Untitled Escape Collage painting by Rashid Johnson	475,000	475,000
Series Collection Drop 004	Collection of two NFTs by Grimes titled Newborn 1 and Newborn 3	1,874	6,099
Series Collection Drop 005	NFT by Larva Labs titled CryptoPunk #543	50,050	50,050
Series Collection Drop 006	1985 Nike Air Jordan 1 “Red Metallic” sneakers	15,026	15,026
Series Collection Drop 007	Sealed Apple iPod 5GB M8513LL/A	19,033	19,033
Series Collection Drop 008	1978 Kenner Star Wars Darth Vader “12-A SKU on Figure Stand” toy	-	10,619
Series Collection Drop 009	Jay-Z collaboration Nike Air Force 1 “All Black Everything” for HOV Charity “France” sneakers	10,018	10,018
Series Collection Drop 010	Art Blocks NFT by Snowfro titled Chromie Squiggle #524	24,042	24,042
Series Collection Drop 012	Metroid game	40,056	40,056
Series Collection Drop 013	NFT by Larva Labs titled Meebit #12536	11,129	11,629
Series Collection Drop 014	NFT by Larva Labs titled CryptoPunk #2142	184,330	314,030
Series Collection Drop 018	Art Blocks NFT by Snowfro titled Chromie Squiggle #2241	97,400	-
Total		$973,858	$1,021,502

As of June 30, 2022, the Company recorded $134,425 in impairment loss charges for its Underlying Assets, as detailed in the table below:

Series	(Loss) on Impairment
Series Collection Drop 004	$(4,225)
Series Collection Drop 013	(500)
Series Collection Drop 014	(129,700)
Total	$(134,425)

As of December 31, 2021, the Company recorded $85,900 in impairment loss charges for its Underlying Assets, as detailed in the table below:

Series	(Loss) on Impairment
Series Collection Drop 013	$(24,600)
Series Collection Drop 014	(61,300)
Total	$(85,900)

Fair Value of Financial Instruments
FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.
The carrying amounts reported in the balance sheets approximate their fair value.
Revenue Recognition
The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective at its inception.
The Company determines revenue recognition through the following steps:
●
identification of a contract with a customer;
●
identification of the performance obligations in the contract;

●
determination of the transaction price;
●
allocation of the transaction price to the performance obligations in the contract; and
●
recognition of revenue when or as the performance obligations are satisfied.
No revenue models have been developed at the Company or Series level, and we do not expect the Company or any Series to generate revenue under current operating plans. Gains from sales of Underlying Assets will be presented as other income in the statements of operations as they do not qualify as operating revenues. As of June 30, 2022 and 2021, neither the Company nor any Series had recognized any revenue.
Operating Expenses
After the closing of an offering of Interests, each Series is responsible for its own operating expenses, including any and all fees, costs and expenses incurred in connection with the management of the Underlying Assets. This includes transportation, import taxes, income taxes, storage (including property rental fees should the Manager decide to rent a property to store a number of Underlying Assets), security, valuation, custodial, marketing and utilization of the Underlying Assets; any fees, costs and expenses incurred in connection with preparing any reports and accounts of each Series, including any blue sky filings required in order for a Series to be made available to investors in certain states, any annual audit of the accounts of such Series (if applicable) and any reports to be filed with the Securities and Exchange Commission; any and all insurance premiums or expenses, including directors and officers insurance of the directors and officers of the Manager or Asset Manager, in connection with the Underlying Assets; any withholding or transfer taxes imposed on the Company, a Series or any Interest holders as a result of its or their earnings, investments or withdrawals; any governmental fees imposed on the capital of the Company or a Series or incurred in connection with compliance with applicable regulatory requirements; any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against the Company, a Series or the Manager in connection with the affairs of the Company or a Series; the fees and expenses of any administrator, if any, engaged to provide administrative services to the Company or a Series; all custodial fees, costs and expenses in connection with the holding of an Underlying Asset; any fees, costs and expenses of a third-party registrar and transfer agent appointed by the Manager in connection with a Series; the cost of the audit of the annual consolidated financial statements of the Company or a Series and the preparation of tax returns and circulation of reports to Interest holders; any indemnification payments; the fees and expenses of counsel to the Company or a Series in connection with advice directly relating to its legal affairs; the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by the Manager in connection with the operations of the Company or a Series; and any similar expenses that may be determined to be operating expenses, as determined by the Manager in its reasonable discretion.
Prior to the closing, operating expenses are borne by the Manager and not reimbursed by the Series. The Manager will bear its own expenses of an ordinary nature, including all costs and expenses on account of rent (other than for storage of the Underlying Assets), supplies, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, remuneration and expenses paid to employees and utilities expenditures (excluding utilities expenditures in connection with the storage of the Underlying Assets).
If the operating expenses exceed the amount of net sales proceeds generated from an Underlying Asset and cannot be covered by any operating expense reserves on the balance sheet of such Series, the Manager may (a) pay such operating expenses and not seek reimbursement; (b) loan the amount of the operating expenses to the applicable Series, on which the Manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future gains generated by the sale of such Underlying Asset (“Operating Expenses Reimbursement Obligation(s)”); and/or (c) cause additional Interests to be issued in the such Series in order to cover such additional amounts.
Sourcing Fee: The Asset Manager will be paid a fee as compensation for sourcing each Underlying Asset in an amount equal to up to 10% of the gross offering proceeds of each offering; provided that such sourcing fee may be waived by the Asset Manager.

Brokerage Fee: The broker of record for each offering is expected to receive a brokerage fee equal to 1% of the amount raised from investors through each offering. The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed.
Organizational Costs: In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees and costs of incorporation, are expensed as incurred.
Income Taxes
The Company is a series limited liability company. Accordingly, under the Internal Revenue Code (the “IRC”), all Company taxable income or loss flows through to its sole member, the Manager. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on its individual tax return. However, the Company has elected, in accordance with the IRC, to treat each individual Series as a separate subchapter C corporation for tax purposes. Prior to the sale of the Underlying Asset of Series Collection Drop 008, the Manager elected, or intends to file a retroactive election, for each such Series to be treated as a partnership for tax purposes, instead of as a subchapter C corporation as previously elected. Accordingly, under the IRC, all such Series’ taxable income or loss flows through to the members of such Series. Therefore, no provision for income tax has been recorded in the Series financial statements for such Series other than the minimum payment.
Each individual Series records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets, primarily resulting from net operating loss carryforwards (“NOLs”), will not be realized. On a total consolidated basis, the Company’s NOLs as of June 30, 2022 were approximately $94,035, which produced net deferred tax assets of $24,545, using the Company’s estimated future effective tax rate of 26.1%, as detailed in the table below.

Series	NOL Balance as of June 30, 2022	Deferred Tax Assets from NOLs as of June 30, 2022	Valuation Allowance	Net Deferred Tax Assets as of June 30, 2022
Series Private Drop 001	$8,792	$2,295	$(2,295)	$-
Series Collection Drop 001	10,005	2,611	(2,611)	-
Series Collection Drop 002	12,596	3,288	(3,288)	-
Series Collection Drop 003	10,153	2,650	(2,650)	-
Series Collection Drop 004	3,739	976	(976)	-
Series Collection Drop 005	4,887	1,276	(1,276)	-
Series Collection Drop 006	4,043	1,055	(1,055)	-
Series Collection Drop 007	4,232	1,105	(1,105)	-
Series Collection Drop 008	-	-	-	-
Series Collection Drop 009	3,753	980	(980)	-
Series Collection Drop 010	4,520	1,180	(1,180)	-

Series Collection Drop 012	4,854	1,267	(1,267)	-
Series Collection Drop 013	5,003	1,306	(1,306)	-
Series Collection Drop 014	13,998	3,653	(3,653)	-
Series Collection Drop 018	3,460	903	(903)	-
Total	$94,035	$24,545	$(24,545)	$-

On a total consolidated basis, the Company’s NOLs as of December 31, 2021 were approximately $59,687, which produced net deferred tax assets of $15,578, using the Company’s estimated future effective tax rate of 26.1%, as detailed in the table below.

Series	NOL Balance as of December 31, 2021	Deferred Tax Assets from NOLs as of December 31, 2021	Valuation Allowance	Net Deferred Tax Assets as of December 31, 2021
Series Private Drop 001	$7,536	$1,967	$(1,967)	$-
Series Collection Drop 001	7,557	1,972	(1,972)	-
Series Collection Drop 002	10,133	2,645	(2,645)	-
Series Collection Drop 003	7,631	1,992	(1,992)	-
Series Collection Drop 004	1,243	324	(324)	-
Series Collection Drop 005	2,318	605	(605)	-
Series Collection Drop 006	1,591	415	(415)	-
Series Collection Drop 007	1,768	461	(461)	-
Series Collection Drop 008	1,414	369	(369)	-
Series Collection Drop 009	1,318	344	(344)	-
Series Collection Drop 010	2,038	532	(532)	-
Series Collection Drop 012	2,319	605	(605)	-
Series Collection Drop 013	2,481	648	(648)	-
Series Collection Drop 014	10,340	2,699	(2,699)	-
Total	$59,687	$15,578	$(15,578)	$-

Based on consideration of the available evidence, including historical losses, the Company’s net deferred tax assets from its NOLs as of June 30, 2022 and December 31, 2021 are fully offset by a valuation allowance, and therefore, no tax benefit applicable to the loss for each individual Series for the period ended June 30, 2022 and the year ended December 31, 2021 has been recognized. The net losses do not expire for federal income tax purposes.
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s consolidated financial statements, which prescribes a recognition threshold and measurement process for consolidated financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s consolidated financial statements or any Series financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.
The Company and each Series may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.
Members’ Equity
Members’ equity for the Company and any Series consists of capital contributions, equity to artists or third parties, membership contributions and accumulated deficit.
Capital contributions are made by the Manager to cover operating expenses for which the Manager has elected not to be reimbursed.
With respect to equity issued to artists or third parties, in certain instances, Interests in a particular Series are issued as part of the total purchase consideration for and/or in connection with the acquisition of the Underlying Asset of such Series (for example, Interests issued to an asset seller or consignor as partial consideration for an Underlying Asset), in each case as described in the respective offering statement filed with the Commission on Form 1-A, as amended and supplemented from time to time.
Membership contributions are made to a Series from a successful closing of the offering of such Series’ Interests and are calculated as the value of Interests sold in such offering net of brokerage fee (paid from the proceeds of the successfully such offering). Membership contributions may be made by both third parties and the Manager.
Earnings / (Loss) per Membership Interest
Upon completion of an offering, each Series intends to comply with accounting and disclosure requirement of ASC Topic 260, “Earnings per Share.” For each Series, earnings / (loss) per Interest (“EPI”) will be computed by dividing net (loss) / income for a particular Series by the weighted average number of outstanding Interests in that particular Series during the year.
As of June 30, 2022 and 2021, the following Series had closed offerings, and the EPI for each Series was as follows (the following table excludes each Series that had only one Interest outstanding, held by the Manager, as of June 30, 2022 and 2021):

	June 30, 2022			June 30, 2021
Series	Membership Interests	Net Earnings / (Loss)	EPI	Membership Interests	Net Earnings / (Loss)	EPI
Series Collection Drop 001	520	$(2,448)	$(4.71)	520	$(7,130)	$(13.71)
Series Collection Drop 002	800	(2,463)	(3.08)	800	(7,155)	(8.94)

Series Collection Drop 003	500	(2,522)	(5.04)	500	(7,128)	(14.26)
Series Private Drop 001	10,000	(1,256)	(0.13)	10,000	(4,088)	(0.41)
Series Collection Drop 004	640	(6,721)	(10.50)	-	-	-
Series Collection Drop 005	51,500	(2,569)	(0.05)	-	-	-
Series Collection Drop 006	15,800	(2,452)	(0.16)	-	-	-
Series Collection Drop 007	20,000	(2,464)	(0.12)	-	-	-
Series Collection Drop 008	11,200	12,871	1.15	-	-	-
Series Collection Drop 009	10,500	(2,435)	(0.23)	-	-	-
Series Collection Drop 010	25,300	(2,482)	(0.10)	-	-	-
Series Collection Drop 012	41,700	(2,535)	(0.06)	-	-	-
Series Collection Drop 013	38,100	(3,022)	(0.08)	-	-	-
Series Collection Drop 014	384,900	(133,358)	(0.35)	-	-	-
Series Collection Drop 018	99,440	$(3,460)	$(0.03)	-	$-	$-

Allocation Methodology
To the extent relevant, offering expenses, acquisition expenses, operating expenses, revenue generated from Underlying Assets and any indemnification payments made by the Company will be allocated amongst the various Interests in accordance with the Manager’s allocation policy. The allocation policy requires the Manager to allocate items that are allocable to a specific Series to be borne by, or distributed to, as applicable, the applicable Series. If, however, an item is not allocable to a specific Series but to the Company in general, it will be allocated pro rata based on the value of Underlying Assets or the number of Interests, as reasonably determined by the Manager or as otherwise set forth in the allocation policy. By way of example, it is anticipated that revenues and expenses will be allocated as follows:
Revenue or Expense Item	Details	Allocation Policy (if revenue or expense is not clearly allocable to a specific Underlying Asset)
Revenue	Revenue from events and leasing opportunities for the asset	Allocable pro rata to the value of each Underlying Asset
	Asset sponsorship models	Allocable pro rata to the value of each Underlying Asset
Offering Expenses	Filing expenses related to submission of regulatory paperwork for a series	Allocable pro rata to the number of Underlying Assets
	Underwriting expense incurred outside of Brokerage Fee	Allocable pro rata to the number of Underlying Assets
	Legal expenses related to the submission of regulatory paperwork for a series	Allocable pro rata to the number of Underlying Assets
	Audit and accounting work related to the regulatory paperwork or a series	Allocable pro rata to the number of Underlying Assets
	Escrow agent fees for the administration of escrow accounts related to the offering	Allocable pro rata to the number of Underlying Assets

Compliance work, including diligence related to the preparation of a series	Allocable pro rata to the number of Underlying Assets
Acquisition Expense	Transportation of Underlying Asset as at time of acquisition	Allocable pro rata to the number of Underlying Assets
	Insurance of Underlying Asset as at time of acquisition	Allocable pro rata to the value of each Underlying Asset
	Preparation of marketing materials	Allocable pro rata to the number of Underlying Assets
	Pre-purchase inspection	Allocable pro rata to the number of Underlying Assets
	Interest expense in the case an Underlying Asset was pre-purchased us prior to the closing of an offering through a loan	Allocable directly to the applicable Underlying Asset
	Storage	Allocable pro rata to the number of Underlying Assets
	Security (e.g., surveillance and patrols)	Allocable pro rata to the number of Underlying Assets
	Custodial fees	Allocable pro rata to the number of Underlying Assets
Operating Expense	Appraisal and valuation fees	Allocable pro rata to the number of Underlying Assets
	Marketing expenses in connection with any revenue-generating event	Allocable pro rata to the value of each Underlying Asset
	Insurance	Allocable pro rata to the value of each Underlying Asset
	Maintenance	Allocable directly to the applicable Underlying Asset
	Transportation to any revenue-generating event	Allocable pro rata to the number of Underlying Assets
	Ongoing reporting requirements (e.g., Reg A+ or Exchange Act reporting)	Allocable pro rata to the number of Underlying Assets
	Audit, accounting and bookkeeping related to the reporting requirements of the series	Allocable pro rata to the number of Underlying Assets
	Other revenue-generating event related expenses (e.g., location, catering, facility management, film and photography crew)	Allocable pro rata to the value of each Underlying Asset
Indemnification Payments	Indemnification payments under the operating agreement	Allocable pro rata to the value of each Underlying Asset

Notwithstanding the foregoing, the Manager may revise and update the allocation policy from time to time in its reasonable discretion without further notice.
NOTE 4: RELATED PARTY TRANSACTIONS
In the normal course of business, the Series acquire Underlying Assets from the Manager in exchange for promissory notes, which may or may not be interest bearing. Principal and accrued interest are due within fourteen days of the closing of the offering for the associated Series.
No principal balance or interest was owed to the Manager as of June 30, 2022 or December 31, 2021. No promissory notes were issued, outstanding or repaid during the six-month period ended June 30, 2022.
During the year ended December 31, 2021, the Manager issued, and Series repaid, the following promissory notes, as detailed in the table below:

Series	Note Issuance Date	Note Principal Amount(1)	Note Repayment Date
Series Collection Drop 004	03/29/21	$6,088	08/19/21
Series Collection Drop 005	07/27/21	29,000	09/01/21
Series Collection Drop 006	08/17/21	15,000	10/21/21
Series Collection Drop 007	08/17/21	19,000	11/01/21
Series Collection Drop 008	08/17/21	10,600	10/14/21
Series Collection Drop 009	08/19/21	10,000	11/01/21
Series Collection Drop 010	08/19/21	$24,000	10/04/21

(1)
Each note was non-interest bearing.
Because these are related party transactions, no guarantee can be made that the terms of the arrangements are at arm’s length.
On February 24, 2021, Series Private Drop 001 held a final closing and raised $500,000 in the aggregate, and repaid the outstanding $310,000 note principal payable on the promissory note issued to the Manager on August 3, 2020 in the original principal amount of $475,000 ($165,000 of note principal payable was repaid by Series Private Drop 001 in October 2020), which note did not bear interest. Additionally, Series Private Drop 001 paid the Manager $25,000 in acquisition expense reimbursements, which include storage, shipping and transportation and insurance costs, and, to the extent not allocated to acquisition expense reimbursements, as a prepayment to the Manager for operating expenses incurred by the Manager on behalf of Series Private Drop 001. The remaining prepayment balance outstanding was $16,131 and $17,387 as of June 30, 2022 and December 31, 2021, respectively.
To fund its organizational and start-up activities as well as to advance funds on behalf of a Series to purchase assets, the Manager has covered the expenses and costs of the Company and its Series thus far on a non-interest-bearing extension of revolving credit. The Company will evaluate when is best to repay the Manager depending on operations and fundraising ability. In general, the Company will repay the Manager for funds extended to acquire assets from the Series subscription proceeds (less the applicable management fees), as they are received. As of June 30, 2022, the Company had $55,767 due to the Manager for legal, accounting, storage and insurance fees and expenses associated with and incurred on behalf of the Series, as detailed in the table below:

Series	Legal	Accounting	Storage	Insurance	Total
Series Collection Drop 001	$1,533	$4,548	$123	$68	$6,272
Series Collection Drop 002	1,533	4,548	162	91	6,334
Series Collection Drop 003	1,533	4,623	119	67	6,342
Series Collection Drop 004	1,533	1,949	40	30	3,552
Series Collection Drop 005	1,533	1,834	228	197	3,792
Series Collection Drop 006	1,533	1,794	101	49	3,477
Series Collection Drop 007	1,533	1,794	127	61	3,515

Series Collection Drop 009	1,533	1,794	67	32	3,426
Series Collection Drop 010	1,533	1,794	161	77	3,565
Series Collection Drop 012	1,533	1,754	168	142	3,597
Series Collection Drop 013	1,533	1,754	161	115	3,563
Series Collection Drop 014	1,533	1,754	1,638	1,527	6,452
Series Collection Drop 018.	727	840	153	160	1,880
Total	$19,123	$30,780	$3,248	$2,616	$55,767

As of December 31, 2021, the Company had $25,156 due to the Manager for legal, accounting, storage and insurance fees and expenses associated with and incurred on behalf of the Series, as detailed in the table below:

Series	Legal	Accounting	Storage	Insurance	Total
Series Collection Drop 001	$806	$2,873	$99	$46	$3,824
Series Collection Drop 002	806	2,873	131	61	3,871
Series Collection Drop 003	806	2,873	96	45	3,820
Series Collection Drop 004	806	200	30	20	1,056
Series Collection Drop 005	806	160	143	114	1,223
Series Collection Drop 006	806	120	75	24	1,025
Series Collection Drop 007	806	120	95	30	1,051
Series Collection Drop 008	806	120	53	16	995
Series Collection Drop 009	806	120	50	15	991
Series Collection Drop 010	806	120	120	37	1,083
Series Collection Drop 012	806	80	100	76	1,062
Series Collection Drop 013	806	80	100	55	1,041
Series Collection Drop 014	806	80	1,000	908	2,794
Unallocated	-	1,320	-	-	1,320
Total	$10,478	$11,139	$2,092	$1,447	$25,156

NOTE 5: MEMBERS’ LIABILITY
The Company is organized as a series limited liability company. As such, the liability of the members of the Company for the financial obligations of the Company is limited to each member’s contribution of capital.
NOTE 6: MEMBERS’ EQUITY

The members of each Series have certain rights with respect to the Series to which they are subscribed. Each Series generally holds a single asset or a collection of assets. A Series member is entitled to their pro rata share of the net profits derived from the Underlying Asset held in that series after deduction of expense allocations and direct expenses attributable to the Underlying Asset, based on their percentage of the total outstanding Interests in that Series.
The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, are solely the debts, obligations and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation or liability.
Interests Outstanding, Series Subscriptions & Subscriptions Receivable
The table below details Interests outstanding as of June 30, 2022. During the six-month period ended June 30, 2022, the Company received cash on period subscriptions of $200 (which amount excludes $40,800 in cash subscriptions previously recorded as Subsriptions Receivable as of December 31, 2021), as detailed in the table below:

Series	Interests Sold During Six-Month Period Ended June 30, 2022	Interests Outstanding as of June 30, 2022	Subscription Amount(1)	Closed Date
Series Collection Drop 001	-	520	$-	08/27/20
Series Collection Drop 002	-	800	-	09/04/20
Series Collection Drop 003	-	500	-	09/23/20
Series Private Drop 001	-	10,000	-	02/24/21
Series Collection Drop 004	-	640	-	08/19/21
Series Collection Drop 005	-	51,500	-	08/31/21
Series Collection Drop 006	-	15,800	-	10/18/21
Series Collection Drop 007	-	20,000	-	11/01/21
Series Collection Drop 008	-	11,200	-	10/12/21
Series Collection Drop 009	-	10,500	-	11/01/21
Series Collection Drop 010	-	25,300	-	09/30/21
Series Collection Drop 012	-	41,700	-	11/22/21
Series Collection Drop 013	-	38,100	-	11/22/21
Series Collection Drop 014	-	384,900	-	11/29/21
Series Collection Drop 018(1)	200	99,440	200	02/28/22
Total			$200

(1)
In addition to the 41,000 Series Collection Drop 018 Interests sold pursuant to Regulation A of Section 3(b) of the Securities Act of 1933, as amended, 58,440 Series Collection Drop 018 Interests were sold to the asset seller in a private placement transaction.
The table below details Interests outstanding as of December 31, 2021. During the year ended December 31, 2021, the Company received cash on 2021 subscriptions of $718,200 (which amount includes $40,800 in cash subscriptions recorded as Subscriptions Receivable as of December 31, 2021), as detailed in the table below:

Series	Interests Sold During Year Ended December 31, 2021	Interests Outstanding as of December 31, 2021	Subscription Amount(1)	Closed Date
Series Collection Drop 001	-	520	$-	08/27/20
Series Collection Drop 002	-	800	-	09/04/20

Series Collection Drop 003	-	500	-	09/23/20
Series Private Drop 001(1)	5,770	10,000	288,500	02/24/21
Series Collection Drop 004	640	640	6,400	08/19/21
Series Collection Drop 005(2)	30,500	51,500	30,500	08/31/21
Series Collection Drop 006	15,800	15,800	15,800	10/18/21
Series Collection Drop 007	20,000	20,000	20,000	11/01/21
Series Collection Drop 008	11,200	11,200	11,200	10/12/21
Series Collection Drop 009	10,500	10,500	10,500	11/01/21
Series Collection Drop 010	25,300	25,300	25,300	09/30/21
Series Collection Drop 012(3)	33,700	41,700	33,700	11/22/21
Series Collection Drop 013	38,100	38,100	38,100	11/22/21
Series Collection Drop 014(4)	197,400	384,900	197,400	11/29/21
Series Collection Drop 018(5)	40,800	1	40,800	02/28/22
Total			$718,200

(1)
Series Private Drop 001 interests were offered in a private placement offering pursuant to Rule 506(c) of Regulation D of the Securities Act of 1933, as amended (the “Securities Act”).
(2)
In addition to the 30,500 Series Collection Drop 005 Interests sold pursuant to Regulation A of Section 3(b) of the Securities Act (“Regulation A”), 21,000 Series Collection Drop 005 Interests were sold to the asset seller in a private placement transaction.
(3)
In addition to the 33,700 Series Collection Drop 012 Interests sold pursuant to Regulation A, 8,000 Series Collection Drop 012 Interests were sold to the consignor in a private placement transaction.
(4)
In addition to the 197,400 Series Collection Drop 014 Interests sold pursuant to Regulation A, 187,500 Series Collection Drop 014 Interests were sold to the consignor in a private placement transaction.
(5)
The offering of Series Collection Drop 018 Interests had not closed as of December 31, 2021, but the Company recorded a subscription receivable of $40,800, corresponding to subscriptions for 40,800 Series Collection Drop 018 Interests. As of December 31, 2021, only one Series Collection Drop 018 Interest, the Interest issued to the Manager on formation of Series Collection Drop 018, was outstanding.
Interest Issuances Related to Underlying Asset Acquisitions

In certain instances, Interests in a particular Series are issued as part of the total purchase consideration for and/or in connection with the acquisition of the Underlying Asset of such Series (for example, Interests issued to an asset seller or consignor as partial consideration for an Underlying Asset), in each case as described in the respective offering statement filed with the Commission on Form 1-A, as amended and supplemented from time to time. During the six-month period ended June 30, 2022, the Company issued the following such Interests:
Series	Interests Issued During Year Ended December 31, 2021
Series Collection Drop 018	58,440

During the year ended December 31, 2021, the Company issued the following such Interests:
Series	Interests Issued During Year Ended December 31, 2021
Series Collection Drop 005	21,000
Series Collection Drop 012	8,000
Series Collection Drop 014	187,500

Distributions
During the six-month period ended June 30, 2022, the Company made distributions of $25,470, in connection with the disposition of the underlying asset of Series Collection Drop 008.
During the year ended December 31, 2021, the Company made no distributions.
NOTE 7:  RECENT ACCOUNTING PRONOUNCEMENTS
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on our financial reporting and disclosures.
The Company does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements and Series financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.
NOTE 8: COMMITMENTS AND CONTINGENCIES
The Company is not currently involved with and does not know of any pending or threatened litigation against the Company or the Manager.
In December 2019, a novel strain of coronavirus, referred to as COVID-19, was reported in Wuhan, China. COVID-19 spread to other countries, including the United States, and was declared a pandemic by the World Health Organization. The continuing impact and effects of the COVID-19 pandemic on the operation and financial performance of the Company are unknown. However, the Company currently does not expect the COVID-19 pandemic to have a material adverse effect on the business or financial results at this time.
NOTE 9:  SUBSEQUENT EVENTS
The Company and each Series has evaluated subsequent events through September 27, 2022, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements and Series financial statements, except as set forth below.

On July 23, 2022, Series Collection Drop 010 sold the Underlying Asset of such series, an Art Blocks NFT by Snowfro titled Chromie Squiggle #524 (the “Series Collection Drop 010 Asset”), for $16,574 net of platform fees and artist resale royalties, versus the Series Collection Drop 010 offering amount of $25,300. In connection with the sale, the Manager assumed all outstanding but unpaid Series Collection Drop 010 expenses. The sale resulted in a net loss to holders of Series Collection Drop 010 Interests. The Manager, as the manager of Series Collection Drop 010, was appointed as liquidator and distributed to holders of Series Collection Drop 010 Interests all of the remaining assets (which consist only of cash) of Series Collection Drop 010. After making such distribution, the Manager began winding up Series Collection Drop 010 as the Series no longer has any assets or liabilities.
On August 18, 2022, Series Collection Drop 007 sold the Underlying Asset of such series, a first-generation, sealed Apple iPod 5GB M8513LL/A (the “Series Collection Drop 007 Asset”), for $18,000 net of fees, versus the Series Collection Drop 007 offering amount of $20,000. In connection with the sale, the Manager assumed all outstanding but unpaid Series Collection Drop 007 expenses. The sale resulted in a net loss to holders of Series Collection Drop 007 Interests. The Manager, as the manager of Series Collection Drop 007, was appointed as liquidator and will distribute to holders of Series Collection Drop 007 Interests all of the remaining assets (which consist only of cash) of Series Collection Drop 007. After making such distribution, the Manager will begin winding up Series Collection Drop 007 as the Series will no longer have any assets or liabilities.

ITEM 4.  EXHIBITS

Exhibit No.	Description
2.1	Certificate of Formation of Otis Collection LLC (incorporated by reference to Exhibit 2.1 to the Offering Statement on Form 1-A filed on November 29, 2019)
2.2	Limited Liability Company Agreement of Otis Collection LLC (incorporated by reference to Exhibit 2.2 to the Offering Statement on Form 1-A filed on November 29, 2019)
2.3	First Amendment to the Limited Liability Company Agreement of Otis Collection LLC (incorporated by reference to Exhibit 2.3 to the Amended Offering Statement on Form 1-A/A filed on January 10, 2020)
2.4	Second Amendment to the Limited Liability Company Agreement of Otis Collection LLC (incorporated by reference to Exhibit 2.4 to the Current Report on Form 1-U filed on July 14, 2022)
3.1	Amended and Restated Series Designation for Series Collection Drop 001 Interests (incorporated by reference to Exhibit 3.1 to the Current Report on Form 1-U filed on April 23, 2020)
3.2	Series Designation for Series Collection Drop 002 Interests (incorporated by reference to Exhibit 3.2 to the Offering Statement on Form 1-A filed on November 29, 2019)
3.3	Amended and Restated Series Designation for Series Collection Drop 003 Interests (incorporated by reference to Exhibit 3.3 to the Current Report on Form 1-U filed on April 23, 2020)
3.4	Series Designation for Series Collection Drop 004 Interests (incorporated by reference to Exhibit 3.4 to the Offering Statement on Form 1-A filed on May 6, 2021)
3.5	Series Designation for Series Collection Drop 005 Interests (incorporated by reference to Exhibit 3.5 to the Offering Statement on Form 1-A POS filed on July 30, 2021)
3.6	Series Designation for Series Collection Drop 006 Interests (incorporated by reference to Exhibit 3.6 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)
3.7	Series Designation for Series Collection Drop 007 Interests (incorporated by reference to Exhibit 3.7 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)
3.8	Series Designation for Series Collection Drop 008 Interests (incorporated by reference to Exhibit 3.8 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)
3.9	Series Designation for Series Collection Drop 009 Interests (incorporated by reference to Exhibit 3.9 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)
3.10	Series Designation for Series Collection Drop 010 Interests (incorporated by reference to Exhibit 3.10 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)
3.11	Series Designation for Series Collection Drop 012 Interests (incorporated by reference to Exhibit 3.12 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 22, 2021)
3.12	Series Designation for Series Collection Drop 013 Interests (incorporated by reference to Exhibit 3.13 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 22, 2021)
3.13	Series Designation for Series Collection Drop 014 Interests (incorporated by reference to Exhibit 3.14 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 22, 2021)
3.14	Series Designation for Series Collection Drop 018 Interests (incorporated by reference to Exhibit 3.18 to the Post-Qualification Offering Statement on Form 1-A POS filed on October 20, 2021)
4.1	Form of Subscription Agreement for Series Collection Drop 001 Interests (incorporated by reference to Exhibit 4.1 to the Amended Offering Statement on Form 1-A/A filed on January 10, 2020)
4.2	Form of Subscription Agreement for Series Collection Drop 002 Interests (incorporated by reference to Exhibit 4.2 to the Amended Offering Statement on Form 1-A/A filed on January 10, 2020)
4.3	Form of Subscription Agreement for Series Collection Drop 003 Interests (incorporated by reference to Exhibit 4.3 to the Amended Offering Statement on Form 1-A/A filed on January 10, 2020)

4.4	Form of Subscription Agreement for Series Collection Drop 004 Interests (incorporated by reference to Exhibit 4.4 to the Offering Statement on Form 1-A filed on May 6, 2021)
4.5	Form of Subscription Agreement for Series Collection Drop 005 Interests (incorporated by reference to Exhibit 4.5 to the Offering Statement on Form 1-A POS filed on July 30, 2021)
4.6	Form of Subscription Agreement for Series Collection Drop 006 Interests (incorporated by reference to Exhibit 4.6 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)
4.7	Form of Subscription Agreement for Series Collection Drop 007 Interests (incorporated by reference to Exhibit 4.7 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)
4.8	Form of Subscription Agreement for Series Collection Drop 008 Interests (incorporated by reference to Exhibit 4.8 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)
4.9	Form of Subscription Agreement for Series Collection Drop 009 Interests (incorporated by reference to Exhibit 4.9 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)
4.10
Form of Subscription Agreement for Series Collection Drop 010 Interests (incorporated by reference to Exhibit 4.10 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

4.11	Form of Subscription Agreement (incorporated by reference to Exhibit 4.11 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 22, 2021)
4.12	Form of Subscription Agreement for in-Kind Consideration (incorporated by reference to Exhibit 4.12 to the Post-Qualification Offering Statement on Form 1-A POS filed on December 8, 2021)
6.1.1
Termination Agreement, dated October 14, 2020, between Otis Collection LLC and North Capital Private Securities Corporation (incorporated by reference to Exhibit 6.1.1 to the Current Report on Form 1-U filed on October 5, 2020)

6.1.2
Broker-Dealer Agreement, dated September 3, 2020, between Otis Collection LLC and Dalmore Group, LLC (incorporated by reference to Exhibit 6.1.2 to the Current Report on Form 1-U filed on October 5, 2020)

6.1.3
Addendum to Broker-Dealer Agreement, dated May 6, 2021, between Otis Collection LLC and Dalmore Group, LLC (incorporated by reference to Exhibit 6.1.3 to the Current Report on Form 1-U filed on May 14, 2021)

6.1.4	PPEX ATS Company Agreement, dated April 29, 2021, between Otis Collection LLC and North Capital Private Securities Corporation (incorporated by reference to Exhibit 6.1.4 to the Current Report on Form 1-U filed on July 21, 2021)
6.1.5.1	Secondary Market Transactions Engagement Letter, dated April 29, 2021, between Otis Collection LLC and Dalmore Group, LLC (incorporated by reference to Exhibit 6.1.5 to the Current Report on Form 1-U filed on July 21, 2021)
6.1.5.2	Amendment No. 1 to Secondary Market Transactions Engagement Letter, dated September 16, 2022, between Otis Collection LLC and Dalmore Group, LLC (incorporated by reference to Exhibit 6.1.5.2 to the Current Report on Form 1-U filed on September 19, 2022)
6.2.1
Asset Management Agreement, dated November 22, 2019, between Otis Wealth, Inc. and Series Collection Drop 001, a Series of Otis Collection LLC (incorporated by reference to Exhibit 6.2 to the Offering Statement on Form 1-A filed on November 29, 2019)

6.2.2
First Amendment to Asset Management Agreement, dated April 23, 2020, between Otis Wealth, Inc. and Series Collection Drop 001, a Series of Otis Collection LLC (incorporated by reference to Exhibit 6.2.2 to the Current Report on Form 1-U filed on April 23, 2020)

6.3.1
Purchase and Sale Agreement, dated November 22, 2019, between Series Collection Drop 001, a Series of Otis Collection LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.3 to the Offering Statement on Form 1-A filed on November 29, 2019)

6.3.2
First Amendment to Purchase and Sale Agreement, dated April 23, 2020, between Series Collection Drop 001, a Series of Otis Collection LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.3.2 to the Current Report on Form 1-U filed on April 23, 2020)

6.4
Amended and Restated Promissory Note issued by Series Collection Drop 001, a Series of Otis Collection LLC, in favor of Otis Wealth, Inc. on April 23, 2020 (incorporated by reference to Exhibit 6.4.2 to the Current Report on Form 1-U filed on April 23, 2020)

6.5
Asset Management Agreement, dated November 25, 2019, between Otis Wealth, Inc. and Series Collection Drop 002, a Series of Otis Collection LLC (incorporated by reference to Exhibit 6.5 to the Offering Statement on Form 1-A filed on November 29, 2019)

6.6
Purchase and Sale Agreement, dated November 25, 2019, between Series Collection Drop 002, a Series of Otis Collection LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.6 to the Offering Statement on Form 1-A filed on November 29, 2019)

6.7
Promissory Note issued by Series Collection Drop 002, a Series of Otis Collection LLC, in favor of Otis Wealth, Inc. on November 25, 2019 (incorporated by reference to Exhibit 6.7 to the Offering Statement on Form 1-A filed on November 29, 2019)

6.8.1
Asset Management Agreement, dated November 25, 2019, between Otis Wealth, Inc. and Series Collection Drop 003, a Series of Otis Collection LLC (incorporated by reference to Exhibit 6.8 to the Offering Statement on Form 1-A filed on November 29, 2019)

6.8.2
First Amendment to Asset Management Agreement, dated April 23, 2020, between Otis Wealth, Inc. and Series Collection Drop 003, a Series of Otis Collection LLC (incorporated by reference to Exhibit 6.8.2 to the Current Report on Form 1-U filed on April 23, 2020)

6.9.1
Purchase and Sale Agreement, dated November 25, 2019, between Series Collection Drop 003, a Series of Otis Collection LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.9 to the Offering Statement on Form 1-A filed on November 29, 2019)

6.9.2
First Amendment to Purchase and Sale Agreement, dated April 23, 2020, between Series Collection Drop 003, a Series of Otis Collection LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.9.2 to the Current Report on Form 1-U filed on April 23, 2020)

6.10
Amended and Restated Promissory Note issued by Series Collection Drop 003, a Series of Otis Collection LLC, in favor of Otis Wealth, Inc. on April 23, 2020 (incorporated by reference to Exhibit 6.10.2 to the Current Report on Form 1-U filed on April 23, 2020)

6.11.1
Asset Management Agreement, dated March 29, 2021, between Otis Wealth, Inc. and Series Collection Drop 004, a Series of Otis Collection LLC (incorporated by reference to Exhibit 6.11 to the Offering Statement on Form 1-A filed on May 6, 2021)

6.11.2
First Amendment to Asset Management Agreement, dated July 23, 2021, between Series Collection Drop 004, a Series of Otis Collection LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.11.2 to the Current Report on Form 1-U filed on July 23, 2021)

6.12.1
Purchase and Sale Agreement, dated March 29, 2021, between Series Collection Drop 004, a Series of Otis Collection LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.12 to the Offering Statement on Form 1-A filed on May 6, 2021)

6.12.2
First Amendment to Purchase and Sale Agreement, dated July 23, 2021, between Series Collection Drop 004, a Series of Otis Collection LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.12.2 to the Current Report on Form 1-U filed on July 23, 2021)

6.13
Promissory Note issued by Series Collection Drop 004, a Series of Otis Collection LLC, in favor of Otis Wealth, Inc. on March 29, 2021 (incorporated by reference to Exhibit 6.13 to the Offering Statement on Form 1-A filed on May 6, 2021)

6.14
Asset Management Agreement, dated July 27, 2021, between Otis Wealth, Inc. and Series Collection Drop 005, a Series of Otis Collection LLC (incorporated by reference to Exhibit 6.14 to the Offering Statement on Form 1-A POS filed on July 30, 2021)

6.15
Purchase and Sale Agreement, dated July 27, 2021, between Series Collection Drop 005, a Series of Otis Collection LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.15 to the Offering Statement on Form 1-A POS filed on July 30, 2021)

6.16
Promissory Note issued by Series Collection Drop 005, a Series of Otis Collection LLC, in favor of Otis Wealth, Inc. on July 27, 2021 (incorporated by reference to Exhibit 6.16 to the Offering Statement on Form 1-A POS filed on July 30, 2021)

6.17
Asset Management Agreement, dated August 17, 2021, between Otis Wealth, Inc. and Series Collection Drop 006, a Series of Otis Collecti LLC (incorporated by reference to Exhibit 6.17 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

6.18
Purchase and Sale Agreement, dated August 17, 2021, between Series Collection Drop 006, a Series of Otis Collection LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.18 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

6.19
Promissory Note issued by Series Collection Drop 006, a Series of Otis Collection LLC, in favor of Otis Wealth, Inc. on August 17, 2021 (incorporated by reference to Exhibit 6.19 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

6.20
Asset Management Agreement, dated August 17, 2021, between Otis Wealth, Inc. and Series Collection Drop 007, a Series of Otis Collecti LLC (incorporated by reference to Exhibit 6.20 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

6.21
Purchase and Sale Agreement, dated August 17, 2021, between Series Collection Drop 007, a Series of Otis Collection LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.21 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

6.22
Promissory Note issued by Series Collection Drop 007, a Series of Otis Collection LLC, in favor of Otis Wealth, Inc. on August 17, 2021 (incorporated by reference to Exhibit 6.22 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

6.23
Asset Management Agreement, dated August 17, 2021, between Otis Wealth, Inc. and Series Collection Drop 008, a Series of Otis Collecti LLC (incorporated by reference to Exhibit 6.23 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

6.24
Purchase and Sale Agreement, dated August 17, 2021, between Series Collection Drop 008, a Series of Otis Collection LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.24 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

6.25
Promissory Note issued by Series Collection Drop 008, a Series of Otis Collection LLC, in favor of Otis Wealth, Inc. on August 17, 2021 (incorporated by reference to Exhibit 6.25 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

6.26
Asset Management Agreement, dated August 19, 2021, between Otis Wealth, Inc. and Series Collection Drop 009, a Series of Otis Collecti LLC (incorporated by reference to Exhibit 6.26 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

6.27
Purchase and Sale Agreement, dated August 19, 2021, between Series Collection Drop 009, a Series of Otis Collection LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.27 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

6.28
Promissory Note issued by Series Collection Drop 009, a Series of Otis Collection LLC, in favor of Otis Wealth, Inc. on August 19, 2021 (incorporated by reference to Exhibit 6.28 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

6.29
Asset Management Agreement, dated August 19, 2021, between Otis Wealth, Inc. and Series Collection Drop 010, a Series of Otis Collecti LLC (incorporated by reference to Exhibit 6.29 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

6.30
Purchase and Sale Agreement, dated August 19, 2021, between Series Collection Drop 010, a Series of Otis Collection LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.30 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

6.31
Promissory Note issued by Series Collection Drop 010, a Series of Otis Collection LLC, in favor of Otis Wealth, Inc. on August 19, 2021 (incorporated by reference to Exhibit 6.31 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

6.32	Form of Asset Management Agreement (incorporated by reference to Exhibit 6.32 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 22, 2021)
6.33
Consignment Agreement, dated September 3, 2021, between Otis Wealth, Inc. and [***] (incorporated by reference to Exhibit 6.34 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 22, 2021)

6.34
Consignment Agreement, dated September 15, 2021, between Otis Wealth, Inc. and Michael Karnjanaprakorn (incorporated by reference to Exhibit 6.35 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 22, 2021)

6.35
Consignment Agreement, dated September 17, 2021, between Otis Wealth, Inc. and [***] (incorporated by reference to Exhibit 6.36 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 22, 2021)

6.36
Consignment Agreement, dated October 15, 2021, between Otis Wealth, Inc. and Michael Karnjanaprakorn (incorporated by reference to Exhibit 6.40 to the Post-Qualification Offering Statement on Form 1-A POS filed on October 20, 2021)

8.1.1
Escrow Agreement, dated July 26, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Collection Drop 001, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.1 to the Offering Statement on Form 1-A filed on November 29, 2019)

8.2.2
Amendment to the Escrow Agreement, dated August 26, 2020, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Collection Drop 001, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.1.2 to the Semiannual Report on Form 1-SA filed on September 24, 2020)

8.2
Escrow Agreement, dated July 26, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Collection Drop 002, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.2 to the Offering Statement on Form 1-A filed on November 29, 2019)

8.3.1
Escrow Agreement, dated July 26, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Collection Drop 003, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.3 to the Offering Statement on Form 1-A filed on November 29, 2019)

8.3.2
Amendment to the Escrow Agreement, dated September 22, 2020, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Collection Drop 003, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.3.2 to the Semiannual Report on Form 1-SA filed on September 24, 2020)

8.4
Escrow Agreement, dated March 31, 2021, among North Capital Private Securities Corporation, Dalmore Group, LLC and Series Collection Drop 004, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.4 to the Offering Statement on Form 1-A filed on May 6, 2021)

8.5
Escrow Agreement, dated July 29, 2021, among North Capital Private Securities Corporation, Dalmore Group, LLC and Series Collection Drop 005, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.5 to the Offering Statement on Form 1-A POS filed on July 30, 2021)

8.6
Escrow Agreement, dated August 18, 2021, among North Capital Private Securities Corporation, Dalmore Group, LLC and Series Collection Drop 006, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.6 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

8.7
Escrow Agreement, dated August 18, 2021, among North Capital Private Securities Corporation, Dalmore Group, LLC and Series Collection Drop 007, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.7 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

8.8
Escrow Agreement, dated August 18, 2021, among North Capital Private Securities Corporation, Dalmore Group, LLC and Series Collection Drop 008, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.8 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

8.9
Escrow Agreement, dated August 20, 2021, among North Capital Private Securities Corporation, Dalmore Group, LLC and Series Collection Drop 009, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.9 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

8.10
Escrow Agreement, dated August 20, 2021, among North Capital Private Securities Corporation, Dalmore Group, LLC and Series Collection Drop 010, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.10 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

8.11
Escrow Agreement, dated September 20, 2021, among North Capital Private Securities Corporation, Dalmore Group, LLC and Series Collection Drop 012, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.12 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 22, 2021)

8.12
Escrow Agreement, dated September 20, 2021, among North Capital Private Securities Corporation, Dalmore Group, LLC and Series Collection Drop 013, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.13 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 22, 2021)

8.13
Escrow Agreement, dated September 20, 2021, among North Capital Private Securities Corporation, Dalmore Group, LLC and Series Collection Drop 014, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.14 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 22, 2021)

8.14
Escrow Agreement, dated October 20, 2021, among North Capital Private Securities Corporation, Dalmore Group, LLC and Series Collection Drop 018, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.18 to the Post-Qualification Offering Statement on Form 1-A POS filed on October 20, 2021)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 28, 2022.

OTIS COLLECTION LLC By: Otis Wealth, Inc., its managing member
By:	/s/ Keith Marshall
Keith Marshall President, Secretary, Treasurer & Sole Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE		TITLE	DATE

/s/ Keith Marshall
President, Secretary, Treasurer & Sole Director of Otis Wealth, Inc. (as principal executive officer, principal financial officer, principal accounting officer and sole member of the board of directors of Otis Wealth, Inc.)
September 28, 2022
Keith Marshall

Otis Wealth, Inc.		Managing Member	September 28, 2022

By:	/s/ Keith Marshall
Name: Keith Marshall
Title: President, Secretary, Treasurer & Sole Director